     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            ANALYTICAL SURVEYS, INC.

             (Exact Name of Registrant as Specified in Its Charter)

               COLORADO                                 84-0846389
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification No.)

                           941 NORTH MERIDIAN STREET
                          INDIANAPOLIS, IN 46204-1061
                                 (317) 634-1000

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                           --------------------------

                                SIDNEY V. CORDER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ANALYTICAL SURVEYS, INC.
                           941 NORTH MERIDIAN STREET
                          INDIANAPOLIS, IN 46204-1061
                                 (317) 634-1000

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                           --------------------------

                                   COPIES TO:

         JAMES F. WOOD, ESQ.                     KAREN A. ANDERSEN, ESQ.
       LESLIE A. NICHOLS, ESQ.                  MARK F. WORTHINGTON, ESQ.
       SHERMAN & HOWARD L.L.C.                    SUMMIT LAW GROUP PLLC
  633 SEVENTEENTH STREET, SUITE 3000      1505 WESTLAKE AVENUE NORTH, SUITE 300
           DENVER, CO 80202                         SEATTLE, WA 98109
            (303) 297-2900                            (206) 281-9881

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                            PROPOSED MAXIMUM
                                                                       PROPOSED MAXIMUM         AGGREGATE
            TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE          OFFERING             AMOUNT OF
          SECURITIES TO BE REGISTERED             BE REGISTERED(1)       PER SHARE(2)          PRICE(1)(2)      REGISTRATION FEE(3)
Common Stock, no par value.....................   2,587,500 Shares          $32.125          $83,123,437.50           $24,522

(1) Includes 337,500 shares of Common Stock that may be purchased by the Underwriters solely to cover over-allotments, if any.

(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c), based upon the average of the high and low sales prices of the Common Stock on the NASDAQ National Market System on June 22, 1998.

(3) Calculated pursuant to Rule 457(o).
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 26, 1998

                                2,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    OF THE 2,250,000 SHARES OF COMMON STOCK OFFERED HEREBY, 1,750,000 SHARES ARE BEING SOLD BY ANALYTICAL SURVEYS, INC. ("ASI" OR THE "COMPANY") AND 500,000 SHARES ARE BEING SOLD BY CERTAIN OF THE COMPANY'S SHAREHOLDERS (THE "SELLING SHAREHOLDERS"). THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY'S COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ANLT." ON JUNE 25, 1998, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $37.00 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.

                                                                                                PROCEEDS TO
                                PRICE TO            UNDERWRITING          PROCEEDS TO             SELLING
                                 PUBLIC             DISCOUNT(1)            COMPANY(2)           SHAREHOLDERS
PER SHARE...............           $                     $                     $                     $
TOTAL(3)................           $                     $                     $                     $

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $600,000.

(3) THE COMPANY AND THE SELLING SHAREHOLDERS HAVE GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 337,500 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS
    OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL $        , THE UNDERWRITING
    DISCOUNT WILL TOTAL $        , THE PROCEEDS TO COMPANY WILL TOTAL $        ,
    AND THE PROCEEDS TO SELLING SHAREHOLDERS WILL TOTAL $        . SEE
    "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT
THE OFFICE OF NATIONSBANC MONTGOMERY SECURITIES LLC ON OR ABOUT             ,
1998.

                              -------------------

NationsBanc Montgomery Securities LLC  Dain Rauscher Wessels
                                                   a division of Dain Rauscher
                                                     Incorporated

                                           , 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

INSIDE FRONT COVER

The inside front cover of the prospectus features nine photographs broken into three sets, with each set running horizontally under a block of text. At the top of the page, the following paragraph describes a geographic information system:

       "A geographic information system is a high-resolution, large scale (e.g., one inch = 100 feet), richly detailed `intelligent map' that allows users to input, update, query, analyze and display information about a geographic area. A GIS integrates database operations, such as query and statistical analyses, with the unique visualization and geographic analyses offered by paper maps."

The first set of photographs is of the GIS data gathering process and runs under the following text:

       "The Company provides an experienced field inventory staff to collect and verify information in the field and uses computerized and manual techniques to verify and digitize data from paper sources."

Image #1 is an aerial photograph of streets and homes within a neighborhood. Image #2 is a photograph of two men near a fire hydrant working with global positioning equipment. Image #3 is a photograph of a man viewing a series of maps spread out on a light table.

The second set of photographs depicts the GIS data conversion process and runs under the following text:

       "The Company offers a full range of services to create the digital base maps and databases of related geo-referenced information used in geographic information systems. The base maps are created using one of three technologies, depending on the needs of the customer: photogrammetric mapping, digital orthophotography or cadastral mapping."

Image #4 is a photograph of a man working on a computer while looking into a viewing device. Image #5 is of a man sitting and working among several specialized computer terminals and scanning devices. Image #6 is of a man working at a computer and performing conversion work on a digitized aerial photograph.

The third and final set of photographs is of on-screen GIS images and runs under the following text:

       "Once the base map is produced, links to tabular databases are created and other geo-referenced data, such as buildings, telephone poles and zoning restrictions, are collected, verified, converted into digital format and added to the base map to create a GIS. Once a GIS is completed, the user can view the base map and any or all of the layers of data on a computer screen and can retrieve selected data concerning any desired location appearing on the screen or all data matching one or more variables."

Image #7 shows property lines and street locations of a neighborhood. Image #8 is an aerial photograph of a highway and the surrounding buildings. Colored, computerized lines in the image show the location of various utilities and property boundaries. Image #9 is a digital map that includes lines depicting contours, roads, buildings and other features.

TWO-PAGE GATEFOLD

Page one of this two-page gatefold features four digital images taken from a GIS developed for the New York City Department of the Environment.

The following text accompanies the images:

       "The images on this page are from a GIS pilot project Analytical Surveys completed for the New York City Department of the Environment. The images depict various features -- such as water mains, road edges and buildings -- within lower Manhattan. To create the images, ASI collected extensive data on the physical characteristics of various features and then converted the information into multiple layers of digital data.

       "Image #1 depicts the location of water mains and manholes. In Image #2, road edges and centerlines have been layered on top of the waterline information. A river and piers have been added in Image #3, and in Image #4, a digital orthophoto has been draped over the information from the three previous images."

       "The GIS serves a variety of functions, including management of sewer and water data, emergency repair management and maintenance scheduling."

All four images feature the same 2- to 3-square-block area as well as part of the shore line of the East River. However, each image features a different "layer" of geo-referenced information. The images appear to be floating above one another, visually emphasizing the idea of each image being a distinct layer. Image #1, which appears as the bottom layer of the four images, shows the locations of water lines and manholes. Image #2 shows all road edges, as well as the features from image #1. Image #3 shows the shore of the East River and two piers stretching into the river, as well as all of the information from the first two images. Image #4 adds an overhead aerial photograph of the area mapped in the first three images.

Also on the page is a 3-D model of the lower east side of Manhattan as if viewed from a distance.

Page two of the gatefold features another set of four digital images layered in the same fashion as was used on page one of the gatefold. These images were taken from a GIS project conducted for Illinois Power.

The following text accompanies the images:

       "This series of images is from a utility mapping project conducted by the Company for Illinois Power. Aerial photographs were taken of the project area and served as the base on which the GIS was built.

       "Image #1 includes various landbase features such as rights-of-way, streets and property lines. Image #2 adds primary electric features such as conductors, transformers and substations. Features associated with the gas distribution network, such as mains, valve fittings and services, have been added in Image #3. Finally, in Image 4, secondary electric features are overlaid, including ducts, manholes, vaults and poles."

       "Uses of this GIS range from outage identification and management to maintenance scheduling to mapping new service areas."

As described in the text that accompanies the imaging, Image #1 is of various landbase features such as rights-of way, streets and property lines. Image #2 adds primary electric features such as conductors and transformers. Image #3 adds features from the gas distribution network. Image #4 adds secondary electric features such as manholes, vaults and poles.

                               PROSPECTUS SUMMARY

    THE SUMMARY SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). WHEN USED IN THIS PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO COMPETITION, FUTURE ACQUISITIONS, MANAGEMENT OF GROWTH, INTERNATIONAL SALES, THE COMPANY'S STRATEGY, FUTURE SALES, FUTURE EXPENSES AND FUTURE LIQUIDITY AND CAPITAL RESOURCES. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED UPON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE OF THIS PROSPECTUS, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING INFORMATION. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    Analytical Surveys, Inc. ("ASI" or the "Company") is a leading provider of customized data conversion and digital mapping services for the geographic information systems market. A geographic information system ("GIS") is a high-resolution, large-scale, richly detailed "intelligent map" that allows users to input, update, query, analyze and display detailed information about a geographic area. Geographic information systems are widely used by utilities, state and local governments, federal agencies and commercial businesses to manage massive infrastructures effectively, to improve operating efficiencies and to analyze future demand for facilities. The Company primarily targets utilities and state and local governments, and its current customers include the New York City Department of the Environment, Florida Power & Light, Michigan Consolidated Gas, Southern New England Telephone, U S WEST, British Telecom and FirstEnergy Corp. (formerly known as Ohio Edison).

    The Company believes that the market for geographic information systems is experiencing substantial growth due to a number of factors, including: growing awareness of the benefits of GIS technology; significant reductions in computer hardware prices; increased capability and reliability of hardware and software; deregulation and consolidation in the utility industry; and increased demand for geographic information systems in growing communities. In addition, the Company believes that GIS users are increasingly outsourcing their data conversion and other GIS services projects to large third-party providers such as ASI. The Company provides its customers with a single source for all data conversion services necessary in the production of a customized GIS.

    Frost & Sullivan, an industry research firm, estimates that the global GIS market will grow from $4.5 billion in 1997 to $8.1 billion by 2002. Frost & Sullivan identifies five segments within the GIS market: software for personal computers; software for work stations; software for mainframes; data; and services (which includes consulting, systems integration, database design, data collection and data conversion). The Company competes primarily in the data conversion and collection portions of the GIS services industry. Frost & Sullivan estimates that the GIS services market, which represents approximately 70% of the global GIS market, will grow from $3.2 billion in 1997 to $5.5 billion in 2002.

    The GIS services business is very competitive and highly fragmented. The Company's competitors include small regional firms, large independent firms, large companies with GIS services divisions, customer in-house operations and international providers of data conversion services. The Company believes that many of the businesses in the GIS services industry do not have adequate access to capital for expansion, lack the capacity to complete large, long-term projects and do not have the technical expertise or experience that customers increasingly require of their GIS services vendors. As a result, the Company believes that the industry is poised for consolidation.

    In 1995, ASI embarked on its current growth strategy, which includes consolidation of the fragmented GIS services industry. To date, the Company has completed four strategic acquisitions that have expanded the Company's geographical scope, capacity, customer base, product offerings, proprietary technology and operational expertise. The Company acquired Intelligraphics, Inc. ("Intelligraphics") located in Wisconsin in December 1995; Westinghouse Landmark GIS, Inc. ("ASI Landmark") located in North Carolina in July 1996; MSE Corporation ("MSE") located in Indiana in July 1997; and Cartotech, Inc. ("Cartotech") located in Texas in June 1998. The Company intends to continue consolidating the highly fragmented GIS services industry by targeting similar businesses for acquisition.

    ASI has production facilities in Indianapolis, Indiana; Colorado Springs, Colorado; Cary, North Carolina; Waukesha, Wisconsin; San Antonio, Texas; and Mumbai, India. The Company was incorporated in 1981 under the laws of the State of Colorado. The executive office of the Company is located at 941 North Meridian Street, Indianapolis, Indiana 46204, and its telephone number is (317) 634-1000.

                                  THE OFFERING

Common Stock offered by the Company......................................  1,750,000 shares

Common Stock offered by the Selling Shareholders.........................  500,000 shares

Common Stock to be outstanding after this offering.......................  8,437,327 shares(1)

Use of proceeds..........................................................  To repay indebtedness and for working capital, business and technology
                                                                           acquisitions and other general
                                                                           corporate purposes. See "Use of
                                                                           Proceeds."

Nasdaq National Market symbol............................................  ANLT

------------------------

(1) Based on shares outstanding as of June 26, 1998. Excludes (i) 1,688,929 shares of Common Stock reserved for issuance upon the exercise of options outstanding at June 26, 1998, at a weighted average exercise price of $21.19 per share, and (ii) 1,134,000 additional shares reserved for future issuance pursuant to the Company's stock option plans. See "Capitalization," "Shares Eligible for Future Sale" and Note 7 of Notes to the Consolidated Financial Statements.

THE NAMES OF THE COMPANY AND ITS SUBSIDIARIES ARE TRADEMARKS OF THE COMPANY. THIS PROSPECTUS ALSO INCLUDES TRADEMARKS OF COMPANIES OTHER THAN THE COMPANY.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       YEAR ENDED                SIX MONTHS ENDED
                                                                      SEPTEMBER 30,                 MARCH 31,
                                                            ---------------------------------  --------------------
                                                              1995     1996(1)(2)    1997(3)     1997       1998
                                                            ---------  -----------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Sales.....................................................  $  13,538   $  22,669   $  40,799  $  16,160  $  37,353
Earnings from operations..................................      2,019       3,405       6,213      2,291      6,394
Net earnings..............................................      1,184       1,913       3,331      1,255      3,357
Diluted earnings per share................................  $    0.27   $    0.38   $    0.60  $    0.24  $    0.50
Weighted average common shares outstanding-- diluted......      4,408       5,033       5,562      5,226      6,671

                                                                  SEPTEMBER 30,                 MARCH 31, 1998
                                                        ---------------------------------  -------------------------
                                                          1995     1996(1)(2)    1997(3)    ACTUAL    AS ADJUSTED(4)
                                                        ---------  -----------  ---------  ---------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................................  $   5,738   $   9,986   $  21,085  $  27,013   $     74,226
Total assets..........................................     10,048      21,988      50,146     64,159        102,472
Long-term debt, less current maturities...............        408       4,528      14,145     13,439            387
Total stockholders' equity............................      6,654      10,926      23,831     30,977         91,242

------------------------

(1) In December 1995 the Company acquired Intelligraphics for $3.5 million in cash and 345,000 shares of restricted Common Stock valued at $891,000.

(2) In July 1996 the Company acquired ASI Landmark for $2.0 million in cash.

(3) In July 1997 the Company acquired MSE for $12.5 million in cash and 925,000 shares of restricted Common Stock valued at $7.3 million.

(4) Adjusted to reflect the sale and issuance of the 1,750,000 shares of Common Stock offered by the Company hereby at the public offering price of $37.00 per share, after deduction of the underwriting discount and estimated offering expenses payable by the Company and the application of net proceeds to repay outstanding debt. See "Use of Proceeds."

                                  RISK FACTORS

    THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, THE RISK FACTORS DESCRIBED BELOW SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

    A major component of the Company's strategy is the acquisition of complementary GIS services businesses. The Company acquired Intelligraphics in December 1995; ASI Landmark in July 1996; MSE in July 1997; and Cartotech in June 1998. Acquisitions involve a number of special risks, including, but not limited to, potential adverse short-term effects on the Company's operating results, diversion of management's attention, the loss of key personnel, risks associated with the assimilation of the operations and personnel of the acquired companies, unanticipated business problems or legal liabilities and amortization of acquired intangible assets. In addition, when the Company acquires another business, it assumes the obligation to complete the acquired company's contracts that are in process. The Company's results of operations following any acquisition will depend, in part, on the ability of the Company to profitably complete such contracts, which could be adversely affected by the acquired company's underestimation of the cost or amount of work required to complete the project as well as additional costs necessary to correct problems associated with the acquired company's prior performance. The success of the Cartotech acquisition in particular may depend to a substantial degree on the ability of the Company to profitably complete a project for the largest customer of Cartotech. There is no assurance that the Company will be able to integrate Cartotech or other acquired businesses into the Company without substantial costs, delays or other operational or functional difficulties, or to obtain the synergies expected from such acquisitions. Some or all of these risks could have a material adverse effect on the Company. In addition, there can be no assurance that the Company will be able to identify and acquire additional strategic businesses, and, to the extent that consolidation becomes more prevalent in the GIS services industry, the prices for attractive acquisition candidates may reach unacceptably high levels. The inability of the Company to implement and manage its acquisition strategy successfully for the reasons set forth above or for other reasons would have an adverse effect on the Company. See "--Risks Associated with Terms of Customer Contracts," "Business--Strategy" and "Business--Recent Acquisitions."

ABILITY TO MANAGE GROWTH

    The Company has grown substantially since 1996 and, in particular, since its acquisition of MSE in July 1997. An integral part of the Company's strategy is to continue its growth, primarily as a result of acquisitions and increased sales by the Company to new and existing clients. To the extent that the Company is able to continue to grow, its ability to manage any such growth will be critical to its success and will require the establishment of financial controls and accounting procedures at the acquired companies and the control of acquisition-related overhead generally, the continued enhancement of operational, financial and information systems, and the attraction and retention of additional management and trained personnel. There can be no assurance that the Company will be able to manage expanded operations effectively, and its failure to do so would have a material adverse effect on the Company. See "--Risks Associated with Acquisition Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The GIS services business is very competitive and highly fragmented. The Company's competitors include small regional firms, independent firms, large companies with GIS services divisions, customer in-house operations and international low-cost providers of data conversion services. Additionally, as the GIS services industry evolves, additional competitors with greater resources than the Company may enter the industry. Several large companies with substantial financial resources are in the process of launching satellites with imagery technology that provides much more detailed photographs than have been available with such technology in the past. Although current commercially available satellite imagery does not provide the degree of resolution required by most of the Company's customers, if such technology becomes commercially available, satellite companies may attempt to enter the GIS services business or could form strategic alliances with the Company's competitors, and thereby could pose a substantial competitive threat to the Company. In addition, other improvements in technology could provide competitors or customers with tools to perform the services provided by the Company and lower the cost of entry into the GIS services industry. A number of the Company's competitors or potential competitors have capabilities and resources greater than those of the Company. See "--Dependence on Business Alliances" and "Business--Competition."

RISKS ASSOCIATED WITH TERMS OF CUSTOMER CONTRACTS

    Virtually all of the Company's revenue is earned under long-term, fixed-price contracts. The Company's contractual obligations typically include several large projects that will extend over one to four years. The Company's ability to estimate its costs accurately when negotiating the overall price of a project is critical to ensuring the profitability of such project. The Company must also control the costs of performance under such fixed-price contracts. As the Company increases its marketing efforts to obtain larger projects, the needs to estimate costs accurately and to control costs of performance become more important. Schedule delays resulting from a customer's lack of available funding or schedule compressions required by customers may place additional strains on management to hire and train the personnel required for project completion. The Company's contracts with its customers are generally terminable by the customer on relatively short notice, and customers may request that the Company slow down or scale back the scope of a project in order to satisfy the customer's budget or cash flow requirements. In addition, the Company could experience material contract terminations or slowdowns. Long-term, fixed-price contracts for larger projects generally increase the Company's risk due to inflation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customer Contracts."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; VOLATILITY OF STOCK PRICE

    The Company has experienced and expects to continue to experience quarterly variations in sales and operating income as a result of many factors, including the effects of acquisitions, timing of customers' budget processes, slowdowns or acceleration of work by customers, the number of operating days in each quarter and the impact of weather conditions on the ability of subcontractors to obtain satisfactory aerial photography. In addition, the Company has in the past experienced lower sales in its first fiscal quarter (ended December 31) due to certain customers' year-end funding constraints, seasonal limitations on obtaining aerial photography and seasonal slowdowns associated with the year-end holidays. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

    The Common Stock has experienced, and is likely to continue to experience significant price and trading volume fluctuations. The trading price of the Common Stock has been and may continue to be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as: the introduction of new services or technologies by the Company or its competitors; changes in other conditions in the GIS industry or in the industries of any of the Company's customers; changes in governmental regulation, government spending levels or budgetary procedures; changes in securities analysts' estimates of the future performance of the Company, its competitors or the industry generally; or general market conditions. The trading price of the Common Stock may vary without regard to the operating performance of the Company. General market price declines or market volatility in the future, or future declines or volatility in the prices of stock for companies in the GIS industry, also could affect the market price of the Common Stock. See "Price Range of Common Stock."

RELIANCE ON TECHNOLOGY; LIMITED PROTECTION OF PROPRIETARY RIGHTS

    The Company has devoted significant resources to developing and acquiring specialized data conversion hardware and software. In order to remain competitive, it will be necessary for the Company to continue to select, invest in, acquire and develop new and enhanced technology on a timely basis. There can be no assurance that the Company will be successful in these efforts or in anticipating developments in data conversion technology. Although the Company believes that its operating procedures and proprietary software have been important factors in its success, the technology used by the Company in developing its proprietary software is readily available to, or could legally be duplicated by, its competitors. The Company does not have any patent protection for its products or technology. Although the Company relies to a great extent on trade secret protection for much of its technology and has obtained confidentiality agreements from most of its employees, third parties could independently develop similar technology, obtain unauthorized access to the Company's proprietary technology or misappropriate technology to which the Company has granted access. See "Business--Strategy" and "Business--Research and Development."

DEPENDENCE ON CERTAIN CUSTOMER MARKETS

    The Company derives its revenues primarily from two core markets, utilities and state and local governments, and also serves federal agencies and commercial businesses. The ongoing consolidation of the utility industry could increase competition for the GIS services projects of the utilities that remain. Also, to the extent that utilities remain regulated, legal, financial and political considerations may constrain the ability of utilities to fund geographic information systems. Many state and municipal entities are subject to legal constraints on spending, and a multi-year contract with any such entity may be subject to termination in any subsequent year if the entity does not choose to appropriate funds for such contracts in that year. Moreover, fundamental changes in the business practices or capital spending policies of any of these customers, whether due to budgetary, regulatory, technological or other developments or changes in the general economic conditions in the industries in which they operate, could cause a material reduction in demand by such customers for the services offered by the Company. Any such reduction in demand could have a material adverse effect on the Company. See "Business--Customers."

DEPENDENCE ON INTERNAL LABOR FORCE

    The Company's business is labor-intensive and requires trained employees. In order to support additional growth, if any, the Company must increase production capacity by the addition of more employees. There can be no assurance that the Company will be able to continue to hire, train and retain sufficient numbers of qualified employees. A significant portion of the Company's costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could have a material adverse effect on the Company. Although the Company believes that its employee turnover rate is at an acceptable level, turnover could increase for any of several reasons, including the disruption that is sometimes associated with the acquisition of businesses and increased competition for labor in any geographic area where the Company operates. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs, could affect the Company's ability to perform services and earn revenues on a timely basis, and could decrease operating efficiencies and productivity. See "Business--Personnel."

DEPENDENCE ON SUBCONTRACTORS

    ASI employs certain selected subcontractors for tasks outside its expertise, such as aerial photography and ground survey. The Company also uses subcontractors for work similar to that performed by ASI employees in order to expand capacity, meet deadlines, reduce production costs, manage work load and encourage businesses owned by women and minorities. The inability to obtain services of such subcontractors when needed or at all could have a material adverse effect on the Company. See "Business-- Subcontractors."

RISKS RELATING TO INTERNATIONAL SALES

    In fiscal 1997, revenues from international sales represented approximately 6.3% of the Company's total revenues. The Company intends to continue expanding its operations outside the United States and to enter additional international markets, which will require management's attention and financial resources. If foreign sales become a more significant component of the Company's net sales, the Company's business will become more vulnerable to the inherent risks of doing business internationally, including increased difficulties in collection of accounts receivable, unexpected changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences and political instability. The existence or occurrence of any one of these factors could have a material adverse effect on the Company. See "Business--Strategy" and "Business--Sales and Marketing."

DEPENDENCE ON BUSINESS ALLIANCES

    A significant portion of the Company's sales is the result of referrals derived, either directly or indirectly, from consultants in the GIS industry. The Company believes that its continued success in the GIS services market is dependent, in part, on its ability to maintain current relationships and to cultivate additional relationships with other leading consultants. Such consultants could independently acquire a GIS data collection or data conversion business or businesses or form other relationships with the Company's competitors. There can be no assurance that relationships with GIS consultants will continue to be a source of business for the Company. The inability of the Company to maintain such relationships or to form new relationships could have a material adverse effect on the Company. See "Business--Sales and Marketing."

DEPENDENCE ON KEY PERSONNEL

    The success of the Company depends in large part upon the continued service of its executive officers and other key employees. While the Company has employment agreements with certain of its key personnel, there is no assurance that the Company will be able to retain the services of such key personnel. The Company does not maintain any key person life insurance policies. Moreover, in order to support additional growth, if any, the Company will be required to recruit, develop and retain additional qualified management personnel. The loss of key personnel or the inability to obtain additional key personnel could have a material adverse effect on the Company.

DEPENDENCE ON OFFSHORE OPERATIONS

    The Company utilizes operations in Mumbai, India to perform certain data capture tasks at lower costs than could be achieved in the United States. These operations were acquired in May 1998. Expenses incurred by these operations represented approximately 7% of subcontractor expenses for the three-month period ended March 31, 1998. Although the Company believes that it could replace the personnel in India, and while the amounts paid for the performance of services overseas have not, to date, been material, the ability of the Company to perform services under some existing contracts on a profitable basis is dependent upon the continued availability of its overseas operations. In the past, India has experienced significant inflation as well as civil unrest and regional conflicts. India's recent testing of nuclear devices has resulted in the imposition of economic sanctions by the United States, and it is not known what effect these events might have on the attitude of the Indian government toward U.S. businesses in India. Moreover, the Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy. Events or governmental actions that would impede or prohibit the operations of the Company's Mumbai facility could have a material adverse effect on the Company. See "Business--Personnel" and "Business-- Subcontractors."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, there will be 8,437,327 shares of Common Stock outstanding. Of these shares, 7,196,116 will be freely tradeable without restriction. On June 27, 1999 and June 27, 2000, an aggregate of 238,743 and 115,424 shares, respectively, will become eligible for sale in the public market upon the expiration of certain lock-up agreements entered into in connection with the Cartotech acquisition. In addition, the holders of an aggregate of 887,044 shares of Common Stock have agreed, pursuant to certain lock-up agreements entered into in connection with this offering, not to offer or sell any shares of Common Stock of the Company for a period of 90 days following the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities LLC. Upon the expiration of these lock-up agreements with NationsBanc Montgomery Securities LLC and subject in each case to provisions of Rule 144 under the Securities Act, (i) 262,044 of these shares will be eligible for sale in the public market, and (ii) the remaining 625,000 shares will be eligible for sale on July 2, 1999 upon the expiration of a lock-up agreement entered into in connection with the MSE acquisition. Holders of approximately 863,743 shares of "Restricted Securities " (as such term is defined in the Securities Act) are entitled to certain incidental and demand registration rights with respect to registration of such shares for offer or sale to the public. To the extent that such registration rights are exercised, the number of shares freely tradeable in the public market will increase, which could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

    The Company has registered for issuance or resale the 2,878,000 shares of Common Stock reserved for issuance under the Company's stock option plans. As of May 31, 1998, options to purchase 1,744,000 shares had been granted and were outstanding under the Company's stock option plans, of which options to purchase 513,000 shares were currently exercisable. Options to purchase the remaining 1,231,000 shares become exercisable at varying times thereafter.

DISCRETIONARY USE OF PROCEEDS OF OFFERING

    The Company has no current specific plans for use of the net proceeds of this offering, other than approximately $31.5 million that the Company intends to use to repay the amounts outstanding under the Company's term loan and lines of credit. As a consequence, the Company's management will have the ability to allocate the remainder of the net proceeds of this offering in its discretion. There can be no assurance that the net proceeds will be utilized in a manner that the shareholders deem optimal or that the net proceeds can or will be invested to yield a significant return following the completion of this offering. See "Use of Proceeds."

EFFECT OF PREFERRED STOCK PROVISIONS

    The Company's articles of incorporation allow the Board of Directors to issue up to 2,500,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Company in the future. Although the Company has no present intention to issue any preferred stock, any such issuance could be used to discourage an unsolicited acquisition proposal by a third party.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $60.3 million, assuming a public offering price of $37.00 per share, after deduction of the underwriting discount and estimated offering expenses payable by the Company. Approximately $31.5 million of the net proceeds of the offering is expected to be used to repay the amounts outstanding under the Company's term loan and lines of credit. At June 26, 1998 there was approximately $16.0 million outstanding under the term loan, which expires June 2003; $8.3 million under the acquisition line of credit, which expires June 2003; and $7.2 million under the working capital line of credit, which expires June 2001. These credit facilities bear interest at a rate equal to, at the Company's option; either the London Interbank Offering Rate plus a margin of between 1.25% to 2.25%; or the lender's prime rate. The Company incurred $12.5 million in borrowed funds in connection with the acquisition of MSE in July 1997 and approximately $8.3 million in connection with the acquisition of Cartotech in June 1998. The remaining net proceeds of the offering are expected to be used for working capital and other general corporate purposes. A portion of the net proceeds may also be used for strategic acquisitions of businesses and technologies complementary to those of the Company. The Company has no present agreements or commitments and is not currently engaged in any negotiations with respect to any acquisition. See "Risk Factors--Discretionary Use of Proceeds of Offering" and "Management's Discussion and Analysis of the Results of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Pending the uses described above, the Company intends to invest the net proceeds from this offering in short-term, interest bearing, investment-grade securities. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has traded publicly under the symbol "ANLT" on Nasdaq since November 1986 and on the Nasdaq National Market System since April 1995. The table below sets forth the range of the per share high and low sale prices of the Common Stock for each quarterly period for the fiscal years ended September 30, 1996 and 1997 and for the current fiscal year, as reported by Nasdaq. The Company's Board of Directors authorized a three-for-two stock split on June 27, 1996, and the prices in the following table have been adjusted for such stock split. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
FISCAL YEAR ENDED SEPTEMBER 30, 1996:
  First Quarter................................................................................  $    6.83  $    4.59
  Second Quarter...............................................................................      10.33       6.00
  Third Quarter................................................................................      16.00       8.08
  Fourth Quarter...............................................................................      17.50       8.75
FISCAL YEAR ENDED SEPTEMBER 30, 1997:
  First Quarter................................................................................  $   13.00  $    8.62
  Second Quarter...............................................................................      13.38       9.50
  Third Quarter................................................................................      14.25      10.25
  Fourth Quarter...............................................................................      24.62      13.75
FISCAL YEAR ENDED SEPTEMBER 30, 1998:
  First Quarter................................................................................  $   36.00  $   18.75
  Second Quarter...............................................................................      54.50       9.75
  Third Quarter (through June 25, 1998)........................................................      53.00      22.00

    On June 25, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $37.00 per share. As of June 25, 1998 there were approximately 400 shareholders of record and 6,333,160 shares of Common Stock outstanding.

                                 CAPITALIZATION

    The table below sets forth (i) the actual capitalization of the Company as of March 31, 1998 and (ii) the capitalization of the Company as adjusted to give effect to the sale and issuance of the 1,750,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $37.00 per share, after deduction of the underwriting discount and estimated offering expenses payable by the Company and the application of the net proceeds to repay outstanding debt. See "Use of Proceeds." The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Company's consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                                                MARCH 31, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Lines of credit with bank.................................................................  $   5,990   $  --
Current portion of long-term debt.........................................................      3,251         341
                                                                                            ---------  -----------
        Total current debt................................................................  $   9,241   $     341
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long term debt, less current portion......................................................  $  13,439   $     387
                                                                                            ---------  -----------
Stockholders' equity:
    Preferred stock, no par value, 2,500,000 shares authorized; none issued and
      outstanding actual and as adjusted..................................................     --          --
    Common stock, no par value, 100,000,000 shares authorized; 6,312,647 shares issued and
      outstanding actual; 8,062,647 shares issued and outstanding as adjusted(1)..........     19,058      79,323
    Retained earnings.....................................................................     11,919      11,919
                                                                                            ---------  -----------
        Total stockholders' equity........................................................     30,977      91,242
                                                                                            ---------  -----------
            Total capitalization..........................................................  $  44,416   $  91,629
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) Based on shares outstanding as of March 31, 1998. Excludes (i) 1,499,642 shares of Common Stock reserved for issuance upon the exercise of options outstanding at March 31, 1998 at a weighted average exercise price of $19.60 per share and (ii) 1,343,800 additional shares reserved for future issuance pursuant to the Company's stock option plans.

                                DIVIDEND POLICY

    No dividends have ever been paid with respect to the Common Stock, and the Company expects to retain earnings to finance the expansion and development of its business for the foreseeable future. In addition, the Company's current bank loans prohibit the payment of any dividends without the bank's consent.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of and for the fiscal years ended September 30, 1993, 1994, 1995, 1996 and 1997 are derived from consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent accountants. The Company's historical consolidated financial statements as of September 30, 1996 and 1997 and for the years ended September 30, 1995, 1996, and 1997 are contained elsewhere in this Prospectus. The selected consolidated financial data as of March 31, 1998 and for the six months ended March 31, 1997 and 1998 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The results of operations for the six months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year. The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED SEPTEMBER 30,                       MARCH 31,
                                       -------------------------------------------------------  --------------------
                                         1993       1994       1995     1996(1)(2)    1997(3)     1997       1998
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Sales................................  $   9,107  $  11,176  $  13,538   $  22,669   $  40,799  $  16,160  $  37,353
Costs and expenses:
  Salaries, wages and related
    benefits.........................      4,099      4,475      5,247      10,501      19,792      7,587     18,405
  Subcontractor costs................      1,357      2,628      3,244       3,898       5,899      3,028      4,345
  Other general and administrative...      1,918      1,834      2,243       3,681       7,115      2,601      6,601
  Depreciation and amortization......        750        759        785       1,184       1,780        653      1,608
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                           8,124      9,696     11,519      19,264      34,586     13,869     30,959
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
Earnings from operations.............        983      1,480      2,019       3,405       6,213      2,291      6,394
Other expense, net...................        200        184        119         339         770        259        853
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
Earnings before income taxes.........        783      1,296      1,900       3,066       5,443      2,032      5,541
Income tax expense...................        298        492        716       1,153       2,112        777      2,184
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
Net earnings.........................  $     485  $     804  $   1,184   $   1,913   $   3,331  $   1,255  $   3,357
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
Diluted earnings per share...........  $    0.12  $    0.20  $    0.27   $    0.38   $    0.60  $    0.24  $    0.50
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                       ---------  ---------  ---------  -----------  ---------  ---------  ---------
Weighted average common shares
  outstanding--diluted...............      4,005      4,010      4,408       5,033       5,562      5,226      6,671

                                                                                                   MARCH 31, 1998
                                                           SEPTEMBER 30,                       ----------------------
                                      -------------------------------------------------------                 AS
                                        1993       1994       1995     1996(1)(2)    1997(3)    ACTUAL    ADJUSTED(4)
                                      ---------  ---------  ---------  -----------  ---------  ---------  -----------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.....................  $   2,879  $   3,693  $   5,738   $   9,986   $  21,085  $  27,013   $  74,226
Total assets........................      7,158      8,016     10,048      21,988      50,146     64,159     102,472
Long-term debt, less current
  maturities........................        907        391        408       4,528      14,145     13,439         387
Total stockholders' equity..........      3,758      4,597      6,654      10,926      23,831     30,977      91,242

------------------------

(1) In December 1995 the Company acquired Intelligraphics for $3.5 million in cash and 345,000 shares of restricted Common Stock valued at $891,000.

(2) In July 1996 the Company acquired ASI Landmark for $2.0 million in cash.

(3) In July 1997 the Company acquired MSE for $12.5 million in cash and 925,000 shares of restricted Common Stock valued at $7.3 million.

(4) Adjusted to reflect the sale and issuance of the 1,750,000 shares of Common Stock offered by the Company hereby at the public offering price of $37.00 per share, after deduction of the underwriting discount and estimated offering expenses payable by the Company and the application of the net proceeds to repay outstanding debt. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. WHEN USED IN THIS PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS RELATING TO COMPETITION, FUTURE ACQUISITIONS, MANAGEMENT OF GROWTH, INTERNATIONAL SALES, THE COMPANY'S STRATEGY, FUTURE SALES, FUTURE EXPENSES AND FUTURE LIQUIDITY AND CAPITAL RESOURCES. ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE BASED UPON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE OF THIS PROSPECTUS, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    ASI, a leading provider of data conversion and digital mapping services to users of customized geographic information systems, was founded in 1981 by its current Chief Technical Officer, John A. Thorpe. From 1981 to 1990, the Company experienced steady growth in revenues with periodic fluctuations in financial results. After the hiring of the Company's current Chief Executive Officer and Chief Financial Officer in 1990, the Company implemented a controlled growth strategy, including improving and standardizing operating controls and procedures, investing in infrastructure, upgrading the Company's proprietary software and establishing capital sources.

    In 1995, the Company embarked on a more aggressive growth strategy, including consolidation of the fragmented GIS services industry. The Company acquired substantially all of the assets of Wisconsin-based Intelligraphics, Inc. ("Intelligraphics") in December 1995 for $3.5 million in cash and 345,000 shares of restricted Common Stock valued at $891,000. Intelligraphics, with over 200 employees, significantly expanded the Company's capacity to perform large projects, added utility industry expertise, and established ASI's presence in the midwestern United States. The acquisition contributed over 25 new customers and $12.3 million in "backlog," which represents the amount of revenue that has not been recognized on signed contracts.

    In July 1996, the Company expanded its services to state and local governments by acquiring substantially all of the assets of Westinghouse Landmark GIS, Inc. ("ASI Landmark") for $2.0 million in cash. Based in North Carolina, ASI Landmark's primary business is land base and cadastral mapping. Prior to this acquisition, ASI had utilized subcontractors for certain of these services. ASI Landmark also provided the Company with additional capacity for photogrammetry, and a presence in the eastern and southeastern United States. The acquisition contributed approximately 20 new customers, $9.1 million in backlog and 105 employees to the Company.

    The Company acquired MSE Corporation ("MSE") in July 1997 for $12.5 million in cash and 925,000 shares of restricted Common Stock valued at $7.3 million. The acquisition of Indiana-based MSE gave the Company greater capacity to serve the utility market and further enhanced ASI's presence in the midwestern United States. In addition, the acquisition of MSE contributed over 200 customers and $43.0 million of backlog to the Company. Over 325 employees joined the ASI workforce as a result of the MSE acquisition, including the Company's current Chief Operations Officer and Chief Administrative Officer.

    The Company acquired Texas-based Cartotech, Inc. ("Cartotech") in June 1998 for approximately $7.7 million in cash, net of cash acquired, and 354,167 shares of restricted Common Stock valued at approximately $8.3 million. The Cartotech acquisition extended ASI's presence in the utility market, enhanced the Company's field inventory operations and provided the Company with a strong presence in the southwestern United States. The Cartotech acquisition contributed over 50 new customers and 270 employees to the Company. One of Cartotech's customers, FirstEnergy Corp. (formerly known as Ohio Edison), accounted for approximately 46.0% of Cartotech's revenues in calendar 1997.

    In conjunction with the above acquisitions, the Company has recorded goodwill, which represents the excess of the purchase price over the fair value of the net assets acquired in business combinations. As of March 31, 1998, goodwill, net of accumulated amortization, was $11.9 million. The Company expects to record approximately $15.0 million of goodwill in connection with the Cartotech transaction. The Company will amortize the value of the intangible assets acquired in its recent business acquisitions over a period of 15 years, representing the expected period of benefit from the acquisitions. The Company believes this amortization period to be appropriate based on the historical and forecasted operating results of the acquired businesses.

    The Company recognizes revenue using the percentage of completion method of accounting on a cost-to-cost basis. For each contract, an estimate of total production costs is determined. At each accounting period and for each of the Company's contracts, the percentage of completion is based on production costs incurred to date as a percentage of total estimated production costs. This percentage is then multiplied by the contract's total value to calculate the sales revenue to be recognized.

    Production costs consist of internal costs, primarily salaries and wages, and external costs, primarily subcontractor costs. Internal and external production costs may vary considerably among projects and during the course of completion of each project. As a result, the Company experiences yearly and quarterly fluctuations in production costs, in salaries, wages and related benefits and in subcontractor costs. These costs may vary as a percentage of sales from period to period. Since 1995 the Company has relied less on subcontractors and more on employees. The Company anticipates that, as a percentage of sales, salaries, wages and related benefits will continue to increase, with a corresponding decrease in subcontractor costs, due, in part, to the Company's May 1998 purchase of Interra Technologies, an India-based company that had been a provider of subcontractor services to the Company. The following table illustrates the relationship of salaries, wages and related benefits and subcontractor costs:

                                                                                                             SIX MONTHS ENDED
                                                                             YEAR ENDED SEPTEMBER 30,
                                                                                                                MARCH 31,
                                                                          -------------------------------  --------------------
                                                                            1995       1996       1997       1997       1998
                                                                          ---------  ---------  ---------  ---------  ---------
PERCENTAGE OF SALES:
Salaries, wages and related benefits....................................       38.8%      46.3%      48.5%      47.0%      49.3%
Subcontractor costs.....................................................       23.9       17.2       14.5       18.7       11.6
                                                                                ---        ---        ---        ---        ---
  Total production costs................................................       62.7%      63.5%      63.0%      65.7%      60.9%
                                                                                ---        ---        ---        ---        ---
                                                                                ---        ---        ---        ---        ---

    The Company recognizes losses on contracts in the period such loss is determined. From the beginning of fiscal 1995 through the six month period ending March 31, 1998, the Company has recognized aggregate losses on contracts of approximately $922,000. Over the same period, the Company recognized sales of $114.4 million. Sales and marketing expenses associated with obtaining contracts are expensed as incurred.

    Backlog increases when new contracts are signed and decreases as revenue is recognized. As of March 31, 1998, backlog was $99.0 million. Recently, the number of large projects awarded to the Company has increased. Contracts for larger projects generally increase the Company's risk due to inflation as well as changes in customer expectations and funding availability. The Company's contracts are generally terminable on short notice, and while in the Company's experience such termination is rare, there is no assurance that the Company will receive all of the revenue anticipated under signed contracts. See "Risk Factors--Risks Associated with Terms of Customer Contracts" and "Business--Customer Contracts."

    The Company engages in significant research and development activities. The majority of these activities occur as the Company develops software or designs a product for a particular contract, so that the costs of such efforts are included as an integral part of the Company's services. Such custom-designed software can often be applied to projects for other customers. These amounts expended by the Company are not included in research and development expenses, although the Company retains ownership of such proprietary software or products. The Company, through its Advanced Technology Division, also engages in research and development activities independently of the Company's work on particular customer projects. For fiscal 1997 and for the six months ended March 31, 1998, the Company expended $275,000 and $120,000, respectively, on such independent research and development activities.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected consolidated statement of operations data expressed as a percentage of sales:

                                                                                                      SIX MONTHS ENDED
                                                                      YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                                                   -------------------------------  --------------------
                                                                     1995       1996       1997       1997       1998
                                                                   ---------  ---------  ---------  ---------  ---------
PERCENTAGE OF SALES:
Sales............................................................      100.0%     100.0%     100.0%     100.0%     100.0%

Costs and expenses:
  Salaries, wages and related benefits...........................       38.8       46.3       48.5       47.0       49.3
  Subcontractor costs............................................       23.9       17.2       14.5       18.7       11.6
  Other general and administrative...............................       16.6       16.3       17.4       16.1       17.7
  Depreciation and amortization..................................        5.8        5.2        4.4        4.0        4.3
                                                                   ---------  ---------  ---------  ---------  ---------
Earnings from operations.........................................       14.9       15.0       15.2       14.2       17.1

Other expense, net...............................................        0.9        1.5        1.9        1.6        2.3
                                                                   ---------  ---------  ---------  ---------  ---------
Earnings before income taxes.....................................       14.0       13.5       13.3       12.6       14.8

Income tax expense...............................................        5.3        5.1        5.1        4.8        5.8
                                                                   ---------  ---------  ---------  ---------  ---------
Net earnings.....................................................        8.7%       8.4%       8.2%       7.8%       9.0%
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

    SIX MONTHS ENDED MARCH 31, 1998 AND 1997

    SALES. The Company's sales consist of revenue recognized for services performed. Sales increased $21.2 million or 131.1% to $37.4 million for the six months ended March 31, 1998 from $16.2 million for the six months ended March 31, 1997. This increase was due to an increase in the number and size of customer contracts with the Company (including MSE) as well as the impact of the acquisition of MSE in July 1997. Prior to its acquisition by the Company, MSE's sales for the six months ended March 31, 1997 were $11.7 million.

    SALARIES, WAGES AND RELATED BENEFITS. Salaries, wages and related benefits includes employee compensation for production, marketing, selling, administrative and executive employees. Salaries, wages and related benefits increased 142.6% to $18.4 million for the six months ended March 31, 1998 from $7.6 million for the six months ended March 31, 1997. This increase was primarily due to the addition of over 325 employees as a result of the MSE acquisition in July 1997, as well as the hiring of additional employees to support the Company's increased business. As a percentage of sales, salaries, wages and related benefits increased to 49.3% for the six months ended March 31, 1998 from 47.0% for the six months ended March 31, 1997. This increase, and the corresponding decrease in subcontractor costs, was primarily attributable to the Company's increased capability to perform more tasks internally as well as a decrease in the number of projects which required subcontractor services. The Company anticipates that, as a percentage of sales, salaries, wages and related benefits will continue to increase, with a corresponding decrease in subcontractor costs, due, in part, to the Company's May 1998 purchase of Interra Technologies, an India-based company that had been a provider of subcontractor services to the Company.

    SUBCONTRACTOR COSTS. Subcontractor costs includes production costs incurred through the use of third parties for production tasks such as data conversion services to meet contract requirements, aerial photography and ground and airborne survey services. Subcontractor costs increased 43.5% to $4.3 million for the six months ended March 31, 1998 from $3.0 million for the six months ended March 31, 1997, but decreased as a percentage of sales to 11.6% for the six months ended March 31, 1998 from 18.7% for the six months ended March 31, 1997.

    OTHER GENERAL AND ADMINISTRATIVE COSTS. Other general and administrative costs includes rent, maintenance, travel, supplies, utilities, insurance and professional services. Such costs increased 153.8% to $6.6 million for the six months ended March 31, 1998 from $2.6 million for the six months ended March 31, 1997, primarily due to increased travel and other expenses related to the integration of MSE. As a percentage of sales, other general and administrative costs increased to 17.7% for the six months ended March 31, 1997 from 16.1% for the six months ended March 31, 1997.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization consists primarily of amortization of goodwill incurred in connection with the Company's acquisitions, as well as depreciation of certain of the Company's operating assets. For the six months ended March 31, 1998, depreciation and amortization increased 146.2% to $1.6 million from $653,000 for the six months ended March 31, 1997. This increase was primarily attributable to the increased goodwill recorded as a result of the MSE acquisition. As a percentage of sales, depreciation and amortization increased slightly to 4.3% for the six months ended March 31, 1998 from 4.0% for the six months ended March 31, 1997. The Company expects amortization expense to increase substantially as a result of the Cartotech acquisition.

    OTHER EXPENSE, NET. Other expense, net is comprised primarily of net interest expense. Net interest expense increased 240.0% to $884,000 for the six months ended March 31, 1998 from $260,000 for the six months ended March 31, 1997. This increase was primarily due to increased term debt incurred in connection with the acquisition of MSE in July 1997 and increased utilization of the Company's lines of credit for working capital.

    INCOME TAX EXPENSE. Income tax expense was $2.2 million for the six months ended March 31, 1998 compared to $777,000 for the six months ended March 31, 1997. The Company's effective income tax rate for the six months ended March 31, 1998 was 39.4%, an increase from 38.2% for the six months ended March 31, 1997, due to the change in the mix of state tax rates as a result of the MSE acquisition.

    NET EARNINGS. Due to the factors discussed above, net earnings increased 167.5% to $3.4 million for the six months ended March 31, 1998 from $1.3 million for the six months ended March 31, 1997.

    FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1996

    SALES. The Company's sales increased $18.1 million or 80.0% to $40.8 million for fiscal 1997 from $22.7 million for fiscal 1996. This increase was due to an increase in the number and size of customer contracts with the Company as well as the impact of the MSE acquisition in July 1997. MSE's sales from July 2, 1997 (its date of acquisition) through September 30, 1997 were $6.8 million.

    SALARIES, WAGES AND RELATED BENEFITS. Salaries, wages and related benefits increased 88.5% to $19.8 million for fiscal 1997 from $10.5 million for fiscal 1996. As a percentage of sales, salaries, wages and related benefits increased to 48.5% in fiscal 1997 from 46.3% in fiscal 1996, primarily due to a greater proportion of production costs being incurred as salaries and wages as opposed to subcontractor costs in fiscal 1997.

    SUBCONTRACTOR COSTS. Subcontractor costs increased 51.3% to $5.9 million for fiscal 1997 from $3.9 million for fiscal 1996 but decreased as a percentage of sales to 14.5% for fiscal 1997 from 17.2% for fiscal 1996. This shift in production expenses from subcontractor costs to salaries, wages and related benefits resulted from the normal fluctuation between internally and externally incurred production costs and from acquisitions. These acquisitions enabled the Company to perform more tasks internally and reduce its use of subcontractors.

    OTHER GENERAL AND ADMINISTRATIVE COSTS. Other general and administrative costs increased 93.3% to $7.1 million for fiscal 1997 from $3.7 million for fiscal 1996. As a percentage of sales, other general and administrative costs increased slightly to 17.4% in fiscal 1997 from 16.3% for fiscal 1996, due primarily to increased travel and other expenses related to the integration of newly acquired businesses.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 50.3% to $1.8 million for fiscal 1997 from $1.2 million for fiscal 1996. This increase was primarily attributable to the increased goodwill recorded as a result of the MSE acquisition. As a percentage of sales, depreciation and amortization decreased slightly to 4.4% in fiscal 1997 from 5.2% in fiscal 1996.

    OTHER EXPENSE, NET. Net interest expense increased 120.0% to $772,000 for fiscal 1997 from $351,000 for fiscal 1996. This increase was primarily due to the increased term debt incurred in connection with the acquisition of MSE in July 1997, as well as increased utilization of the Company's lines of credit for working capital.

    INCOME TAX EXPENSE. Income tax expense was $2.1 million in fiscal 1997 compared to $1.2 million in fiscal 1996. The effective income tax rate for 1997 was approximately 38.8%, an increase from 37.6% in 1996 due to the change in the mix of state tax rates as a result of the MSE acquisition in the fourth quarter of fiscal 1997.

    NET EARNINGS. Due to the factors discussed above, net earnings increased 74.1% to $3.3 million for fiscal 1997 from $1.9 million for fiscal 1996.

    FISCAL YEARS ENDED SEPTEMBER 30, 1996 AND 1995

    SALES. The Company's sales increased $9.1 million or 67.4% to $22.7 million for fiscal 1996 from $13.5 million for fiscal 1995. This increase was primarily due to the acquisitions of Intelligraphics and ASI Landmark in fiscal 1996 as well as an increase in the number and size of contracts.

    SALARIES, WAGES AND RELATED BENEFITS. Salaries, wages and related benefits increased 100.1% to $10.5 million for fiscal 1996 from $5.2 million for fiscal 1995. As a percentage of sales, salaries, wages and related benefits increased to 46.3% for fiscal 1996 from 38.8% for fiscal 1995. This increase reflects a greater proportion of production costs being incurred as salaries, as opposed to subcontractor costs, primarily as a result of the higher mix of internal production costs at the two acquired businesses.

    SUBCONTRACTOR COSTS. Subcontractor costs increased 20.2% to $3.9 million for fiscal 1996 from $3.2 million for fiscal 1995 but decreased as a percentage of sales to 17.2% for fiscal 1996 from 23.9% for fiscal 1995.

    OTHER GENERAL AND ADMINISTRATIVE COSTS. Other general and administrative costs increased 64.1% to $3.7 million for fiscal 1996 from $2.2 million for fiscal 1995. As a percentage of sales, other general and administrative costs decreased slightly to 16.3% for fiscal 1996 from 16.6% in fiscal 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 50.8% to $1.2 million for fiscal 1996 from $785,000 for fiscal 1995, due primarily to the depreciation of newly acquired capital equipment. As a percentage of sales, depreciation and amortization decreased slightly to 5.2% in fiscal 1996 from 5.8% in fiscal 1995.

    OTHER EXPENSE, NET. Net interest expense increased 195.0% to $351,000 for fiscal 1996 from $119,000 for fiscal 1995, due to the increased debt incurred to complete the Intelligraphics and ASI Landmark acquisitions.

    INCOME TAX EXPENSE. Income tax expense was $1.2 million in fiscal 1996 compared to $716,000 in fiscal 1995. The effective income tax rate for 1996 was approximately 37.6%, a slight decrease from 37.7% in 1995.

    NET EARNINGS. Due to the factors discussed above, net earnings increased 61.6% to $1.9 million for fiscal 1996 from $1.2 million for fiscal 1995.

QUARTERLY RESULTS

    The Company has experienced and expects to continue to experience quarterly variations in sales and operating income as a result of many factors, including the effect of acquisitions, the timing of customers' budget processes, slowdowns or acceleration of work by customers, the number of operating days in each quarter and the impact of weather conditions on the ability of subcontractors to obtain satisfactory aerial photography. In addition, the Company has in the past experienced lower sales in its first fiscal quarter (ended December 31) due to certain customers' year-end funding constraints, seasonal limitations on obtaining aerial photography and seasonal slowdowns associated with the year-end holidays. See "Risk Factors--Fluctuations in Quarterly Operating Results" and "Risk Factors--Volatility of Stock Price."

    The following table presents the selected consolidated quarterly statement of income data for the most recent ten fiscal quarters. This quarterly information is unaudited but, in the opinion of the Company's management, reflects all adjustments that the Company considers necessary for a fair presentation of these data in accordance with generally accepted accounting principles.

                                                                     QUARTER ENDED
                               -----------------------------------------------------------------------------------------
                                DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,
                                 1995(1)       1996         1996        1996(2)       1996         1997         1997
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales........................   $   3,649    $   5,685    $   5,963    $   7,372    $   7,609    $   8,550    $   8,484
Costs and expenses:
  Salaries, wages and related
    benefits.................       1,447        2,884        2,747        3,423        3,675        3,866        3,983
  Subcontractor costs........         935          747          971        1,245        1,227        1,802        1,391
  Other general and
    administrative...........         574          967          961        1,179        1,303        1,344        1,382
  Depreciation and
    amortization.............         217          294          291          382          338          314          320
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    3,173        4,892        4,970        6,229        6,543        7,326        7,076
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Earnings from operations.....         476          793          993        1,143        1,066        1,224        1,408
Other expense, net...........          28           95           79          137          128          130          116
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Earnings before income
  taxes......................         448          698          914        1,006          938        1,094        1,292
Income tax expense...........         173          263          346          371          360          417          490
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net earnings.................   $     275    $     435    $     568    $     635    $     578    $     677    $     802
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Diluted earnings per share...   $    0.06    $    0.09    $    0.11    $    0.12    $    0.11    $    0.13    $    0.15
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average common
  shares
  outstanding--diluted.......       4,656        5,012        5,220        5,242        5,262        5,190        5,409

Effective income tax rate....        38.6%        37.7%        37.8%        36.9%        38.4%        38.1%        37.9%


                                SEPT. 30,    DEC. 31,     MAR. 31,
                                 1997(3)       1997         1998
                               -----------  -----------  -----------

Sales........................   $  16,156    $  17,402    $  19,951
Costs and expenses:
  Salaries, wages and related
    benefits.................       8,268        8,822        9,583
  Subcontractor costs........       1,479        1,611        2,735
  Other general and
    administrative...........       3,086        3,174        3,426
  Depreciation and
    amortization.............         808          778          830
                               -----------  -----------  -----------
                                   13,641       14,385       16,574
                               -----------  -----------  -----------
Earnings from operations.....       2,515        3,017        3,377
Other expense, net...........         396          422          431
                               -----------  -----------  -----------
Earnings before income
  taxes......................       2,119        2,595        2,946
Income tax expense...........         845        1,039        1,145
                               -----------  -----------  -----------
Net earnings.................   $   1,274    $   1,556    $   1,801
                               -----------  -----------  -----------
                               -----------  -----------  -----------
Diluted earnings per share...   $    0.20    $    0.23    $    0.27
                               -----------  -----------  -----------
                               -----------  -----------  -----------
Weighted average common
  shares
  outstanding--diluted.......       6,389        6,629        6,713
Effective income tax rate....        39.9%        40.0%        38.9%

                                                                     QUARTER ENDED
                               -----------------------------------------------------------------------------------------
                                DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,
                                 1995(1)       1996         1996        1996(2)       1996         1997         1997
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
AS A PERCENTAGE OF SALES:
Sales........................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost and expenses:
  Salaries, wages and related
    benefits.................        39.7         50.7         46.1         46.4         48.3         45.2         46.9
  Subcontractor costs........        25.6         13.1         16.3         16.9         16.1         21.1         16.4
  Other general and
    administrative...........        15.8         17.0         16.1         16.0         17.2         15.7         16.2
  Depreciation and
    amortization.............         5.9          5.2          4.9          5.2          4.4          3.7          3.8
                                    -----        -----        -----        -----        -----        -----        -----
                                     87.0         86.0         83.3         84.5         86.0         85.7         83.3
                                    -----        -----        -----        -----        -----        -----        -----
Earnings from operations.....        13.0         14.0         16.6         15.5         14.0         14.3         16.7
Other expense, net...........         0.8          1.7          1.3          1.9          1.7          1.5          1.4
                                    -----        -----        -----        -----        -----        -----        -----
Earnings before income
  taxes......................        12.2         12.3         15.3         13.6         12.3         12.8         15.3
Income tax expense...........         4.7          4.6          5.8          5.0          4.7          4.9          5.8
                                    -----        -----        -----        -----        -----        -----        -----
Net earnings.................         7.5%         7.7%         9.5%         8.6%         7.6%         7.9%         9.5%
                                    -----        -----        -----        -----        -----        -----        -----
                                    -----        -----        -----        -----        -----        -----        -----


                                SEPT. 30,    DEC. 31,     MAR. 31,
                                 1997(3)       1997         1998
                               -----------  -----------  -----------
AS A PERCENTAGE OF SALES:
Sales........................       100.0%       100.0%       100.0%
Cost and expenses:
  Salaries, wages and related
    benefits.................        51.2         50.7         48.0
  Subcontractor costs........         9.2          9.3         13.7
  Other general and
    administrative...........        19.0         18.2         17.2
  Depreciation and
    amortization.............         5.0          4.5          4.2
                                    -----        -----        -----
                                     84.4         82.7         83.1
                                    -----        -----        -----
Earnings from operations.....        15.6         17.3         16.9
Other expense, net...........         2.5          2.4          2.2
                                    -----        -----        -----
Earnings before income
  taxes......................        13.1         14.9         14.7
Income tax expense...........         5.2          6.0          5.7
                                    -----        -----        -----
Net earnings.................         7.9%         8.9%         9.0%
                                    -----        -----        -----
                                    -----        -----        -----

------------------------------

(1) In December 1995 the Company acquired Intelligraphics, Inc. for $3.5 million in cash and 345,000 shares of restricted Common Stock valued at $891,000.

(2) In July 1996 the Company acquired ASI Landmark for $2.0 million in cash.

(3) In July 1997 the Company acquired MSE Corporation for $12.5 million in cash and 925,000 shares of restricted Common Stock valued at $7.3 million.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company's principal source of liquidity has consisted of cash flow from operations supplemented by secured lines of credit. As of March 31, 1998, the Company's outstanding balance on its lines of credit was $6.0 million. On June 3, 1998, the Company replaced its existing lines of credit with a three-year, $11.0 million secured working capital line of credit and a $10.0 million line of credit for acquisitions (which is due in quarterly installments over a five-year period), and the Company refinanced $16.0 million of term debt. Borrowings under the new credit facilities bear interest at a rate per annum equal to, at the Company's option,
(i) the agent bank's prime rate or (ii) an adjusted London Interbank Offering Rate (LIBOR) plus a margin ranging from 1.25% to 2.25%. The agent bank's prime rate was 8.25% on June 3, 1998. The Company borrowed approximately $8.3 million under the new acquisition line of credit to fund the cash portion of the acquisition of Cartotech. The Company expects to pay off all outstanding balances under the three credit facilities with proceeds from this offering. See "Use of Proceeds."

    The Company's cash flow is significantly affected by three contract-related accounts: accounts receivable; revenues in excess of billings; and billings in excess of revenues. Under the percentage of completion method of accounting, an "account receivable" is created when an amount becomes due from a customer, which typically occurs when an event specified in the contract triggers a billing. "Revenues in excess of billings" occur when the Company has performed under a contract even though a billing event has not been triggered. "Billings in excess of revenues" occur when the Company receives an advance or deposit against work yet to be performed. These accounts, which represent a significant investment by ASI in its business, affect the Company's cash flow as projects are signed, performed, billed and collected.

    Net cash provided by the Company's operating activities was $594,000, $772,000 and $2.7 million for fiscal years 1995, 1996 and 1997, respectively. Approximately $3.9 million in cash was used in operating activities for the first six months of fiscal 1998, compared to $2.1 million in cash generated for the first six months of fiscal 1997. The change in operating cash flows is primarily attributable to normal fluctuations in the investment in contract-related accounts. At March 31, 1998, the working capital in contract-related accounts was equivalent to 189 days sales outstanding, up from 170 days at September 30, 1997 and 184 days at December 31, 1997. The Company believes that this level of investment is consistent with its normal operating range of days sales outstanding.

    Cash used by investing activities for fiscal years 1995, 1996 and 1997 was $704,000, $6.4 million and $12.5 million, respectively. For the six months ended March 31, 1998, $1.9 million was used in investing activities compared to $339,000 for the six months ended March 31, 1997. Such investing activities principally consisted of payments for net assets acquired in business combinations and purchases of equipment and leasehold improvements.

    Cash provided by financing activities for fiscal years 1995, 1996 and 1997 was $223,000, $6.0 million and $10.3 million, respectively. For the six months ended March 31, 1998, cash provided by financing activities was $5.3 million compared to $458,000 in cash used for the six months ended March 31, 1997. Financing activities consisted primarily of net borrowings and payments under lines of credit for working capital purposes and net borrowings and payments of long-term debt used for business combinations and the purchase of equipment and leasehold improvements.

    The Company believes that funds available under its lines of credit, proceeds from this offering and cash flow from operations are adequate to finance its operations for at least the next 18 months.

RECENT ACCOUNTING PRONOUNCEMENTS

    For the quarter ended March 31, 1998, the Company has adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 requires the restatement of all prior-period earnings per share ("EPS") data. SFAS 128 replaces the presentation of the primary EPS with a presentation of "basic EPS" and "diluted EPS." Under SFAS 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock or result in the issuance of common stock that then share in the earnings of the entity. Under SFAS 128, the Company's diluted EPS is the same as the income per share reported by the Company prior to the adoption of SFAS 128, while the Company's basic EPS is greater than the income per share as previously reported.

YEAR 2000 ISSUES

    The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs that have been written using two digits, rather than four, to define the applicable year. The Company and the third parties with which it does business rely on numerous computer programs in their daily operations. The Company has assessed its internal exposure to this issue and is in the process of upgrading or replacing systems where necessary. The Company does not believe that the costs to upgrade or replace such systems will be material, and such costs will be expensed as incurred. The Company's customers specify database designs, including date fields, and the Company's delivery of data conforms to such specifications. Accordingly, the Company has not formally evaluated the Year 2000 issue as it relates to the computer systems used by its customers and potential customers.

                                    BUSINESS

OVERVIEW

    Analytical Surveys, Inc. is a leading provider of customized data conversion and digital mapping services for the geographic information systems market. A geographic information system ("GIS") is a high-resolution, large-scale, richly detailed "intelligent map" that allows users to input, update, query, analyze and display detailed information about a geographic area. Geographic information systems are widely used by utilities, state and local governments, federal agencies and commercial businesses to manage massive infrastructures effectively, to improve operating efficiencies and to analyze future demand for facilities. The Company primarily targets utilities and state and local governments, and its current customers include the New York City Department of the Environment, Florida Power & Light, Michigan Consolidated Gas, Southern New England Telephone, U S WEST, British Telecom and FirstEnergy Corp.

    The Company believes that the market for geographic information systems is experiencing substantial growth due to numerous factors, including: growing awareness of the benefits of GIS technology; significant reductions in computer hardware prices; increased capability and reliability of hardware and software; deregulation and consolidation in the utility industry; and increased demand for geographic information systems in growing communities. In addition, the Company believes that GIS users are increasingly outsourcing their data conversion and other GIS services projects to large third-party providers such as ASI. The Company provides its customers with a single source for all data conversion services necessary in the production of a customized GIS.

    In 1995, ASI embarked on its current growth strategy, which includes consolidation of the fragmented GIS services industry. To date, the Company has completed four strategic acquisitions that have expanded the Company's geographical scope, capacity, customer base, product offerings, proprietary technology and operational expertise. The Company acquired Intelligraphics located in Wisconsin in December 1995; ASI Landmark located in North Carolina in July 1996; MSE located in Indiana in July 1997; and Cartotech located in Texas in June 1998.

    Through internal growth and acquisitions, the Company has increased its sales from $9.1 million for fiscal 1993 to $40.8 million for fiscal 1997, an annual compound average growth rate of 45.5%. In addition, the Company's net income has increased from $485,000 to $3.3 million over the same period, an annual compound average growth rate of 61.5%. As of March 31, 1998, ASI's backlog, which represents the amount of revenue that has not been recognized on signed contracts, was $99.0 million.

INDUSTRY BACKGROUND

    Large organizations, such as utility companies, local governments, federal agencies and businesses, often need tools with which they can monitor complex networks of assets and infrastructure, forecast trends, analyze present and future demands on facilities, and manage daily operations. Central to many of these processes are the availability and integration of accurate geo-referenced information.

    Historically, geo-referenced information, such as the location of utility facilities and infrastructure, tax data, property assessments and zoning restrictions, has been available only in paper-based form, such as maps, aerial photographs and property records, or in tabular databases. Geo-referenced information in these forms is difficult to integrate into useful information systems and offers few opportunities to leverage information into additional uses in a timely and effective manner. The advent of more powerful, reliable and less expensive computer hardware and software, greater standardization of operating systems such as Windows NT, and more cost-effective means of delivering a GIS, such as CD-ROM or electronic distributions via the Internet, have made geographic information systems an affordable and widely-utilized tool in many organizations. As a result, more organizations are implementing geographic information systems in order to manage previously overwhelming amounts of information and are expanding both the access to and applications for geographic information systems.

    GEOGRAPHIC INFORMATION SYSTEMS

    A geographic information system is a high-resolution, large-scale (E.G., one inch = 100 feet), richly detailed "intelligent map" that allows users to input, update, query, analyze and display information about a geographic area. A GIS integrates database operations, such as query and statistical analyses, with the unique visualization and geographic analyses offered by paper maps. The capabilities of a GIS make it a valuable tool for a wide range of organizations for complex analysis and planning.

    A GIS is produced by converting high-resolution aerial photography or paper maps into a digital form to create a digital base map. Once a digital base map has been created, additional geo-referenced data (E.G., water and sewer lines, power lines and property boundaries) are converted into digital form and added as additional layers of information onto the base map. The map can then be linked to existing or newly created tabular databases, such as property records and billing and usage history. The resulting GIS is used to perform the specific analyses and functions required by users. New or changed data can then be added easily, allowing users to maintain records that are more accurate, detailed and current than paper maps, and can be accessed simultaneously by multiple users within an organization.

    USERS OF GEOGRAPHIC INFORMATION SYSTEMS

    Geographic information systems are most widely used by utilities, state and local governments, federal agencies and commercial businesses to manage massive infrastructures more effectively, to improve operating efficiencies and to analyze future demand for facilities. Typical customers and applications for geographic information systems are illustrated below.

  CUSTOMER TYPE                     SAMPLE USES

  Gas and electric utilities/       - dispatch service crews
  Telephone companies               - monitor capital equipment replacement and
                                      maintenance
                                    - evaluate and select rights-of-way corridors
                                    - analyze environmental impacts

  State and local governments       - dispatch emergency vehicles
                                    - analyze crime or traffic patterns
                                    - determine tax assessments
                                    - analyze future demand for roads or recreational
                                      facilities

  Federal agencies                  - manage forests
                                    - measure soil and water pollution levels
                                    - create and maintain navigation systems
                                    - analyze population statistics to determine voting
                                      districts

  Commercial businesses             - manage natural resources
                                    - design civil engineering projects
                                    - develop aircraft terrain avoidance systems

    THE GIS MARKET

    Frost & Sullivan, an industry research firm, estimates that the global GIS market will grow from $4.5 billion in 1997 to $8.1 billion by 2002. Frost & Sullivan identifies five segments within the GIS market: software for personal computers; software for work stations; software for mainframes; data; and services

(which includes consulting, systems integration, database design, data collection and data conversion). The Company competes primarily in the data conversion and collection segments of the GIS services industry. Frost & Sullivan estimates that the GIS services market, which represents approximately 70% of the global GIS market, will grow from $3.2 billion in 1997 to $5.5 billion in 2002.

    The GIS services business is very competitive and highly fragmented. Participants in the industry include small regional firms, large independent firms, large companies with GIS services divisions, in-house operations and international low-cost providers of data conversion services. The Company believes that many of the businesses in the GIS services industry do not have adequate access to capital for expansion, lack the capacity to complete large, long-term projects and do not have the technical expertise or experience that customers increasingly require of their GIS services vendors. As a result, the Company believes that the industry is poised for consolidation.

    FACTORS DRIVING MARKET GROWTH

    Several factors are driving the growth of the GIS services market:

    - INCREASED AWARENESS OF THE BENEFITS OF GIS. As GIS technology is implemented and becomes an integral part of the planning and decision-making processes throughout organizations, such as utilities and governments, an increased awareness of the benefits of geographic information systems is driving greater demand.

    - ADVANCES IN TECHNOLOGY. Significant reductions in computer hardware and software prices, as well as increased processing power and reliability of information systems, have made geographic information systems more technologically feasible and economically viable for organizations to implement and maintain. As a result, GIS technology is available for more users within organizations, thereby increasing access and applications for geographic information systems.

    - DEREGULATION AND CONSOLIDATION IN THE UTILITY INDUSTRY. Increased competition in the utility industry, brought about by deregulation and consolidation, has fueled demand for geographic information systems as utilities seek the benefits of geographic information systems in order to market more effectively, increase operating efficiencies and manage larger infrastructures.

    - NEEDS OF GROWING COMMUNITIES. Rapid population growth has increased the requirements of certain state and local governments for geographic information systems to assist in building and managing infrastructures, including resources such as roads, utilities and fire departments.

    - TREND TOWARDS OUTSOURCING. The Company believes that GIS users are increasingly outsourcing their data conversion and collection projects, recognizing the numerous benefits of leveraging the expertise and capacity of third-party vendors. In addition, outsourcing allows customers to continue to focus on their core businesses and avoid the significant investments in personnel and infrastructure required to implement and maintain a GIS.

ANALYTICAL SURVEYS, INC.

    The Company serves as a single-source provider for all data conversion and collection services necessary to create a customized GIS. Through internal development and strategic acquisitions, the Company has developed significant resources and capacity to perform the wide range of data conversion and collection tasks necessary in the successful completion of large, complex projects for a wide range of industries. The Company has also developed and acquired industry-leading expertise and proprietary technology essential to accurately and timely satisfy the unique requirements of each GIS project. In addition, ASI's completion of four strategic acquisitions since 1995 has established it as one of the industry's leading consolidators.

STRATEGY

    The Company's objective is to maintain and enhance its leadership position in the data conversion and digital mapping industry. This objective is reflected in the Company's strategy:

    - EXPAND BUSINESS IN EXISTING MARKETS. The Company believes that there is significant potential within its existing customer base for expanded services and products and intends to add to the breadth of services it offers to such customers. The Company also intends to capitalize on the increasing number of GIS users in its core markets of utilities and state and local governments by marketing to new customers in these markets and increasing capacity in order to meet the demands of an expanded customer base.

    - CONSOLIDATE INDUSTRY EXPERTISE AND "BEST PRACTICES" THROUGH STRATEGIC ACQUISITIONS. In 1995, ASI embarked on a strategy to acquire companies with demonstrated records of performance, proven operating methods, solid management teams and complementary technologies and customer bases. To date, the Company has completed four strategic acquisitions that have expanded the Company's geographical scope, capacity, customer base, product offerings, proprietary technology and operational expertise. By retaining the core management teams at these acquired companies, the Company believes that it is able to take advantage of the "best practices" of each acquired company. The Company intends to continue consolidating the highly fragmented GIS services industry by targeting similar businesses for acquisition. See "--Recent Acquisitions" and "Risk Factors--Risks Associated with Acquisition Strategy."

    - CONTINUE TO MAINTAIN AND DEVELOP TECHNOLOGICAL AND OPERATIONAL LEADERSHIP. The Company believes that its past success has been largely due to its technological expertise and operating procedures. The Company has developed and acquired proprietary software and procedures that automate portions of otherwise labor-intensive data conversion processes, enabling the Company to provide cost-effective and high-quality services on a timely basis. The Company intends to continue its efforts to develop new technology and to improve its existing technology and procedures, thereby enhancing its ability to expand into additional markets and further improve its production capacity and productivity. See "--Research and Development."

    - EXPAND INTO INTERNATIONAL MARKETS. In fiscal 1997 and for the six months ended March 31, 1998, revenues from international sales represented approximately 6.3% and 8.3% of the Company's total revenues, respectively. The Company intends to increase its share of the international GIS services market by targeting international GIS users within its core markets. The Company believes that alliances with local businesses or individuals may be important to successful entry into certain international markets. The Company intends to continue to seek out such relationships and to continue to market directly to international GIS users. See "--Sales and Marketing."

ASI SERVICES

    DESIGN OF A GIS PROJECT

    Data conversion and collection services comprise an important part of the process of developing a geographic information system. The development of a GIS typically involves multiple vendors, each of whom may participate in one or more portions of the overall project. Such vendors, which include consultants, hardware and software vendors and data conversion and collection providers, are generally evaluated on the basis of experience, expertise, reputation, production capacity and price. The typical phases of a GIS project are: planning/bidding; contract award; data collection; data conversion; and maintenance and updating.

    A description of the tasks performed during each phase of a typical project is set forth below. These tasks, from planning/bidding through data conversion, generally take between one to four years to complete. Services provided by the Company are highlighted in italicized boldface type.

  PROJECT PHASE                       ACTIVITIES

  Planning/Bidding                    - select consultant, if desired
                                      - conduct needs assessment
                                      - determine scope and functions of GIS
                                      - prepare technical specifications
                                      - design database
                                      - distribute requests for proposal

  Contract Award                      - select hardware and software vendors
                                      - select data conversion vendor

  Data Collection                     - CONVERT PAPER MAPS TO DIGITAL FORMAT
                                      - OBTAIN AERIAL PHOTOGRAPHS
                                      - CONDUCT FIELD INVENTORY
                                      - OBTAIN OTHER DATA--PAPER OR DIGITAL
                                      - VERIFY ACCURACY OF DATA

  Data Conversion                     - CREATE DIGITAL LAND-BASE MAP
                                      -- DIGITAL ORTHOPHOTOGRAPHY
                                      -- PHOTOGRAMMETRIC MAPPING
                                      -- CADASTRAL MAPPING
                                      - CONVERT OTHER GEO-REFERENCED DATA INTO DIGITAL
                                        FORM TO CREATE INFORMATION "LAYERS"

  Maintenance and Updating            - GATHER AND CONVERT UPDATED DATA

    SPECIALIZED SERVICES OF ASI

    The Company offers a full range of services to create the digital base maps and databases of related geo-referenced information used in geographic information systems.

    DIGITAL LAND BASE MAPS. ASI uses specialized computers and internally developed proprietary software to create digital land base maps from paper maps, aerial photographs, land surveys and legal descriptions. The base maps are created using one of three technologies, depending on the needs of the customer: photogrammetric mapping, digital orthophotography or cadastral mapping.

    - PHOTOGRAMMETRIC MAPPING. Photogrammetric mapping produces a digital land base map using data that is extracted from aerial photographs. The process uses an analytical stereoplotter (a three-dimensional viewing and data recording device), specialized computer equipment and proprietary software and operating procedures to draw, with lines, a highly precise map of visible ground features. Photogrammetric mapping may include contour and elevation information.

    - DIGITAL ORTHOPHOTOGRAPHY. Digital orthophotography is used to create richly detailed digital maps that have the appearance of, and are based on, aerial photographs. Aerial photographs are scanned into a computer, and the resulting image is corrected (orthorectified) to delete distortions in order to produce a highly precise map. Vector lines can be superimposed onto the map to enable users to determine the precise location of any particular feature or to measure distances from one feature to another. Digital orthophotographs also can be used as base maps for the layering of additional geo-referenced data.

    - CADASTRAL MAPPING. Cadastral maps illustrate property lines and are prepared by digitizing existing paper maps or converting the legal property descriptions into map coordinates.

    OTHER GEO-REFERENCED INFORMATION. Once the base map is produced, links to tabular databases are created, and other geo-referenced data, such as buildings, telephone poles and zoning restrictions, are collected, verified, converted into digital format and added to the base map to create a GIS. The Company provides an experienced field inventory staff to collect and verify information and uses computerized and manual techniques to verify and digitize data from paper sources. Once a GIS is completed, users can view the base map and any or all of the layers of data on a computer screen and can retrieve selected data concerning any desired location appearing on the screen or all data matching one or more variables. A GIS map with layered geo-referenced information is illustrated below.

This graphic is titled "GIS Data Layers" and features a black and white graphical representation of multiple layers of GIS data. Down the center of the page are seven stacked map images. In a column running down the left side of the page under the title "Data Layer," each of the seven images to the right is identified in the following order, from top to bottom: telephone, electric, water, sewer, gas, deeds research and base map. An arrow points from the verbiage in the left column to the image it identifies in the center of the page. On the right side of the page, under the title "Uses," a sample usage for each data layer is listed. Additionally, each usage includes a representative icon. An arrow points from each of the data layers in the center to the corresponding usage on the right. The usages are identified in the following order: billing records (folder icon), load analysis (computer hard-drive icon) hydrology modeling (water drop icon), maintenance records (computer diskette icon), usage records (stacked paper icon) and tax assessment (open folder icon).

RECENT ACQUISITIONS

    In 1995, the Company embarked on its current growth strategy, including consolidation of the fragmented GIS services industry. The Company acquired substantially all of the assets of Intelligraphics, based in Wisconsin, in December 1995. Intelligraphics, with over 200 employees, significantly expanded the Company's capacity to perform large projects, added utility industry expertise and established ASI's presence in the midwestern United States. The acquisition contributed over 25 new customers and $12.3 million in backlog to the Company.

    In July 1996, the Company expanded its services to state and local governments by acquiring substantially all of the assets of ASI Landmark. Based in North Carolina, ASI Landmark's primary business is land base and cadastral mapping. Prior to this acquisition, ASI had utilized outside subcontractors for certain of these services. ASI Landmark also provided the Company with additional capacity for photogrammetry and a presence in the eastern and southeastern United States. The acquisition contributed approximately 20 new customers, $9.1 million in backlog and 105 employees to the Company.

    The Company acquired MSE in July 1997. The acquisition of Indiana-based MSE gave the Company greater capacity to serve the utility market and further enhanced ASI's presence in the midwestern United States. In addition, the acquisition of MSE contributed over 200 new customers and $43.0 million of backlog to the Company. Over 325 employees joined the ASI workforce as a result of the MSE acquisition, including the Company's current Chief Operations Officer and Chief Administrative Officer.

    The Company acquired Texas-based Cartotech in June 1998. The Cartotech acquisition extended ASI's presence in the utility market, enhanced the Company's field inventory operations and provided the Company with a strong presence in the southwestern United States. The Cartotech acquisition contributed over 50 new customers and 270 employees to the Company. One of Cartotech's customers, FirstEnergy Corp. (formerly known as Ohio Edison), accounted for approximately 46.0% of Cartotech's revenues in 1997.

    With all of its acquisitions to date, the Company has retained the core management teams and most employees in order to capitalize on their understanding of their respective markets and to provide continuity with existing customer relationships. As a result, the acquired businesses continue to operate somewhat independently while the Company has taken steps to assimilate the businesses on a gradual basis. The Company believes that this approach avoids disrupting existing customer relationships, promotes initiative and responsibility by such management and personnel and avoids the disruption that can accompany rapid assimilation. This approach also enables the Company to promote use of the "best practices" of the acquired businesses throughout the Company in such areas as bid preparation, production processes and utilization of proprietary software.

    Acquisitions involve a number of special risks, including, but not limited to, potential adverse short-term effects on the Company's operating results, diversion of management's attention, the loss of key personnel, risks associated with the assimilation of the operations and personnel of the acquired companies, unanticipated business problems or legal liabilities and amortization of acquired intangible assets. In addition, when the Company acquires another business, it assumes the obligation to complete the acquired company's contracts that are in process. The Company's results of operations following any acquisition will depend, in part, on the ability of the Company to profitably complete such contracts, which could be adversely affected by the acquired company's underestimation of the cost or amount of work required to complete the project as well as additional costs necessary to correct problems associated with the acquired company's prior performance. There is no assurance that the Company will be able to integrate Cartotech or other acquired businesses into the Company without substantial costs, delays or other operational or functional difficulties, or to obtain the synergies expected from such acquisitions. Some or all of these risks could have a material adverse effect on the Company. See "Risk Factors--Risks Associated with Acquisition Strategy" and "Risk Factors-- Ability to Manage Growth."

CUSTOMERS

    The Company derives its revenues primarily from two core markets, utilities and state and local governments, and also serves federal agencies and commercial businesses. From time to time, the revenues earned on a specific contract may exceed 10% of total Company revenues earned in a fiscal year. The only customer that accounted for more than 10% of the Company's revenues in fiscal 1996 was Southern New England Telephone, which accounted for approximately 10% of revenues in that year. No customer accounted for more than 10% of the Company's revenues in fiscal 1997. See "Risk Factors--Dependence on Certain Customer Markets."

    Set forth below are certain of ASI's customers in these markets.

UTILITIES
American Electric Power
Boston Edison Company
FirstEnergy Corp. (formerly Ohio Edison)
Florida Power & Light
Helix Water District
Illinois Power Company
Michigan Consolidated Gas
MidAmerican Energy Corporation
Mississippi Power
Niagara Mohawk
Southern California Gas
Southern New England Telephone
U S WEST
UtiliCorp United
Virginia Power

FEDERAL AGENCIES
National Imagery Mapping Agency
U.S. Army Corps of Engineers
U.S. Geological Survey

COMMERCIAL BUSINESSES
Allied Signal
Jeppesson Sanderson

STATE AND LOCAL GOVERNMENTS
Baltimore County, MD
Cambridge, MA
Capital Area Planning Council, Austin, TX
Davidson County, NC
DeKalb County, GA
Gwinnett County, GA
Johnson County, KS
Knoxville, TN
Montgomery County, MD
New York City Department of Environment, NY
Norfolk, VA
Summit County, OH

INTERNATIONAL
Auckland City (New Zealand)
British Telecom (United Kingdom)
Centra Gas Company (Ontario, Canada)
China Light & Power (Hong Kong)
Mercury Energy (New Zealand)
SaskPower (Saskatchewan, Canada)
Union Gas Company (Ontario, Canada)
Yorkshire Electricity Board (United Kingdom)

SALES AND MARKETING

    The Company markets its products and services in its domestic and international markets primarily through an internal sales force. The Company augments its direct sales efforts by maintaining memberships in professional and trade associations and by actively participating in industry conferences.

    A significant portion of the Company's sales is the result of referrals derived, either directly or indirectly, from consultants in the GIS industry. The Company believes that its continued success in the GIS services market is dependent, in part, on its ability to maintain current relationships and to cultivate additional relationships with other leading consultants. Such consultants could independently acquire a GIS data collection or data conversion business or businesses or form other relationships with the Company's competitors. There can be no assurance that relationships with GIS consultants will continue to be a source of business for the Company. See "Risk Factors--Dependence on Business Alliances."

    The Company believes that alliances with local businesses or individuals may be important to successful entry into certain international markets and intends to continue to seek out such relationships and to market directly to international customers.

    The Company's sales cycle is generally lengthy, as customers normally take several months to go through the bidding/planning and award phases of a GIS project. Once awarded, it generally takes 30 to 60 days until the final contract is signed. Most contracts take from six to 48 months to complete.

SUBCONTRACTORS

    ASI employs certain selected subcontractors for tasks outside its expertise, such as aerial photography and ground survey. The Company also uses subcontractors when necessary to expand capacity, meet deadlines, reduce production costs, manage work load and encourage businesses owned by women and minorities. The inability to obtain the services of such subcontractors when needed or at all could have a material adverse effect on the Company. In May 1998, the Company acquired Interra Technologies, a 280-employee India-based company, for $430,000. Interra Technologies had been a provider of subcontractor services to the Company. See "Risk Factors--Dependence on Subcontractors," "Risk Factors-- Dependence on Offshore Operations" and "Business--Personnel."

RESEARCH AND DEVELOPMENT

    The Company believes that its past success has been largely due to its technological expertise and operating procedures. The Company has developed and acquired proprietary software and procedures that automate portions of otherwise labor-intensive data conversion processes, enabling the Company to provide cost-effective and high-quality services on a timely basis. The Company intends to continue its efforts to develop new technology and to improve its existing technology and procedures, thereby enhancing its ability to expand into additional markets and further improve its production capacity and productivity.

    The Company engages in significant research and development activities. The majority of these activities occur as the Company develops software or designs a product for a particular contract, so that the costs of such efforts are included as an integral part of the Company's services. Such custom designed software can often be applied to projects for other customers. These amounts expended by the Company are not included in research and development expenses, although the Company retains ownership of such proprietary software or products. The Company, through its Advanced Technology Division, also engages in research and development activities independently of the Company's work on particular customer projects. For fiscal 1997 and for the six months ended March 31, 1998, the Company expended $275,000 and $120,000, respectively, on such independent research and development activities.

    The Company employs six full-time employees for research and development activities in its Advanced Technology Division in Colorado Springs, Colorado. In addition, the Company employs two individuals in Indianapolis, Indiana to continue the development of certain of its proprietary software. Approximately 50 additional employees are substantially engaged in research and development efforts as an integral part of the Company's services to its customers. See "Risk Factors--Reliance on Technology; Limited Protection of Proprietary Rights."

COMPETITION

    The GIS services business is very competitive and highly fragmented. The Company's competitors include small regional firms, independent firms, large companies with GIS services divisions, customer in-house operations and international low-cost providers of data conversion services. Additionally, as the GIS services industry evolves, additional competitors with greater resources than the Company may enter the industry. Several large companies with substantial financial resources are in the process of launching satellites with imagery technology that provides much more detailed photographs than have been available with such technology in the past. Although current commercially available satellite imagery does not provide the degree of-resolution required by most of the Company's customers, if such technology becomes commercially available, satellite companies may attempt to enter the GIS services business or could form strategic alliances with the Company's competitors, and thereby could pose a substantial competitive threat to the Company. In addition, other improvements in technology could provide competitors or customers with readily available tools to perform the services provided by the Company and lower the cost of entry into the GIS services industry. A number of the Company's competitors or potential competitors have capabilities and resources greater than those of the Company.

    ASI seeks to compete on the basis of the quality of its products and the accuracy, responsiveness and efficiency with which it can provide services to customers. The Company uses its internally-developed proprietary production software as well as commercially available software to automate much of the otherwise labor-intensive GIS production process. The Company believes that its automated approach enables it to achieve more consistent quality and greater efficiencies than it could if it used more manually-intensive methods. The Company also believes that the retention of highly qualified managers and executive officers is critical to its ability to compete in the GIS data conversion industry. See "Risk Factors--Competition" and "Dependence on Key Personnel."

CUSTOMER CONTRACTS

    Virtually all of the Company's revenue is earned under long-term, fixed-price contracts. The Company's contractual obligations typically include several large projects that will extend over one to four years. The Company's ability to estimate its costs accurately when negotiating the overall price of a project is critical to ensuring the profitability of such project. The Company must also control the costs of performance under such fixed-price contracts. As the Company increases its marketing efforts to obtain larger projects, the needs to estimate costs accurately and to control costs of performance become more important. Schedule delays resulting from a customer's lack of available funding or schedule compressions required by customers may place additional strains on management to hire and train the personnel required for project completion. The Company's contracts with its customers are generally terminable by the customer on relatively short notice, and customers may request that the Company slow down or scale back the scope of a project in order to satisfy the customer's budget or cash flow requirements. In addition, the Company could experience material contract terminations or slowdowns. Long-term, fixed-price contracts for larger projects generally increase the Company's risk due to inflation. See "Risk Factors-- Risks Associated with Terms of Customer Contracts."

PERSONNEL

    As of June 26, 1998, ASI had approximately 1,745 employees, virtually all of whom are full-time. ASI does not have a collective bargaining agreement with any of its employees and generally considers relations with its employees to be good.

    The Company's business is labor intensive and requires specially trained employees. Each new data conversion technician receives on-the-job training and is generally considered to be fully trained after approximately four to six months. Management constantly tracks performance under existing contracts and projects staffing needs for continuing and new contracts. The increased capacity from its four recent acquisitions has given the Company added flexibility to allocate its personnel resources to meet customer demand. The Company has kept the management teams from its recent acquisitions essentially intact and has retained most of the employees.

    In order to support additional growth, if any, the Company must increase production capacity by the addition of more employees. There can be no assurance that the Company will be able to continue to hire, train and retain sufficient numbers of qualified employees. A significant portion of the Company's costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could have a material adverse effect on the Company. Although the Company believes that its employee turnover rate is at an acceptable level, turnover could increase for any of several reasons, including the disruption that is sometimes associated with the acquisition of businesses and increased competition for labor in any geographic area where the Company operates. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs, could affect the Company's ability to perform services and earn revenues on a timely basis, and could decrease operating efficiencies and productivity. See "Risk Factors--Dependence on Internal Labor Force."

PROPERTIES

    The Company's office and production facilities are described in the table below. All properties are leased.

LOCATION                                                                        SQUARE FOOTAGE    LEASE TERMINATION
------------------------------------------------------------------------------  ---------------  --------------------
Colorado Springs, Colorado....................................................        32,000               2004
Cary, North Carolina..........................................................        23,400               2000
Waukesha, Wisconsin...........................................................        25,300               1999
Indianapolis, Indiana.........................................................       100,000               2002*
San Antonio, Texas............................................................        23,500               2003
Mumbai, India.................................................................         5,000               2001

------------------------

*Two five-year options are available to ASI.

    The Company believes that these facilities are in generally good condition and adequate for its current needs. ASI also operates sales offices in Denver, Colorado; Sterling, Virginia (near Washington, D.C.); Mt. Laurel, New Jersey (near Philadelphia, Pennsylvania); and West Palm Beach, Florida.

LEGAL PROCEEDINGS

    Neither the Company nor any of its properties are the subject of any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company, and their ages as of May 31, 1998, are as follows:

NAME                                 AGE                                POSITION
-------------------------------      ---      -------------------------------------------------------------
Sidney V. Corder...............          55   Chairman of the Board, President and Chief Executive Officer

Randal J. Sage.................          41   Chief Operations Officer

Scott C. Benger................          48   Secretary/Treasurer and Senior Vice President, Finance

John J. Dillon.................          38   Chief Administrative Officer

John A. Thorpe.................          63   Director and Chief Technical Officer

Willem H. J. Andersen..........          56   Director

Robert H. Keeley...............          57   Director

Richard P. MacLeod.............          60   Director

Sol C. Miller..................          60   Director

James T. Rothe.................          54   Director

    Sidney V. Corder has been the President of the Company since August 1990 and the Chief Executive Officer since 1993. He has served as a director of the Company since November 1992 and has been the Chairman of the Board of the Company since March 1997. From 1979 until joining the Company in 1990, Mr. Corder was employed by Cubic Corporation, a design/build manufacturer of automated fare collection systems for mass transit, serving in various capacities including as Vice President of Operations and as President of its Western Data division.

    Randal J. Sage has been the Chief Operations Officer of the Company since July 1997. From January 1997 until its acquisition by the Company in July 1997, Mr. Sage was the President of MSE Corporation. Prior to January 1997, since 1980 Mr. Sage served in various positions of increasing responsibility with MSE Corporation's GIS Division, including, project manager, director of technical services, Vice President of Contracts and Vice President of Operations.

    Scott C. Benger has been the Senior Vice President, Finance of the Company since November 1993. From January 1991 through October 1993 he was Vice President, Finance, and has been Secretary/ Treasurer since January 1991. Mr. Benger joined the Company in September 1990 as Controller. Prior to joining the Company, Mr. Benger served as the administrator of two private law firms.

    John J. Dillon has been the Chief Administrative Officer of the Company since July 1997. From January 1997 until its acquisition by the Company in July 1997, Mr. Dillon was Senior Vice President of MSE Corporation. From July 1993 until January 1997, Mr. Dillon served as the Director of the Indiana State Lottery. From January 1993 until July 1993 he served as a legislative liaison to the Governor of Indiana.

    John A. Thorpe, the founder of ASI, has served as a director of the Company since February 1981. He served as Chairman of the Board of the Company from February 1981 until March 1997. Prior to founding the Company, Mr. Thorpe owned and operated Photosurveys (Pty.) Ltd., an aerial survey company located in Johannesburg, South Africa. Since 1993, Mr. Thorpe has also devoted part of his time as the Chief Technical Officer of the Company. Mr. Thorpe is a certified photogrammetrist.

    Willem H. J. Andersen has served as a director of the Company since October 1995. Since February 1995, he has been a consultant with the National Semiconductor Corporation. From 1992 to February 1995, he served as President and Chief Executive Officer of Comlinear Corporation, a subisidiary of National Semiconductor Corporation. From 1970 until his retirement in 1992, Mr. Andersen held various positions with a number of divisions of Phillips N.V. of the Netherlands, including President and Chief Executive Officer of Laser Magnetic Storage International Company, a North American Phillips company.

    Dr. Robert H. Keeley has served as a director of the Company since December 1992. Since September 1992, Dr. Keeley has been the El Pomar Professor of Business Finance at the College of Business and Administration, University of Colorado at Colorado Springs, where he also is associated with the Colorado Institute for Technology Transfer and Implementation. Dr. Keeley also currently serves on the boards of directors of Simtek Corporation, a developer of high-performance nonvolatile semiconductor memories, and Molecular Dynamics, Inc., a developer of systems that accelerate genetic discovery and analysis.

    Richard P. MacLeod has served as a director of the Company since December 1987. From May 1985 until his retirement in April 1997, Mr. MacLeod was President of the United States Space Foundation, a private foundation. He served 24 years in the U.S. Air Force, most recently as Chief of Staff, North American Aerospace Defense Command, and as the first Air Force Space Command Chief of Staff.

    Sol C. Miller has served as a director of the Company since August 1997. He was a co-founder of MSE Corporation and was Chairman of the Board from 1960 until its acquisition by the Company in July 1997.

    Dr. James T. Rothe has served as a director of the Company since December 1987. Dr. Rothe has been a Professor of Business at the College of Business and Administration, University of Colorado at Colorado Springs since August 1986, where he served as Dean until June 1994. Since 1988, Dr. Rothe has been a principal in Phillips-Smith Specialty Retail, Inc., a venture capital firm. He is a director of Medlogic Global Corporation, which develops medical devices for the wound-management market. He is also a trustee of the Janus Funds.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of June 26, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered by this Prospectus, certain information with respect to the ownership of the Common Stock of the Company by (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) each of the Company's executive officers named under "Management-- Executive Officers and Directors," (iv) all executive officers and directors of the Company as a group, and (v) each Selling Shareholder. Each person or group identified possesses sole voting and investment power with respect to such shares, subject to community property laws, where applicable, and the address of such shareholder is c/o Analytical Surveys, Inc., 941 North Meridian Street, Indianapolis, Indiana 46204.

                                              SHARES BENEFICIALLY
                                              OWNED PRIOR TO THE                    SHARES BENEFICIALLY
                                                                                      OWNED AFTER THE
                                                   OFFERING           NUMBER OF          OFFERING
                                            -----------------------    SHARES     -----------------------
NAME OF BENEFICIAL OWNER                     SHARES      PERCENT       OFFERED     SHARES      PERCENT
------------------------------------------  ---------  ------------  -----------  ---------  ------------
Sol C. Miller(1)..........................    925,000        13.8%      300,000     625,000         7.4%
John A. Thorpe(2).........................    468,519         7.0%      200,000     268,519         3.2%
Sidney V. Corder(3).......................     74,775         1.1%       --          74,775       *
Willem H. J. Andersen(4)..................     28,513       *            --          28,513       *
Robert H. Keeley(5).......................     18,000       *            --          18,000       *
Richard P. MacLeod(6).....................     56,102       *            --          56,102       *
James T. Rothe(7).........................     43,404       *            --          43,404       *
Randal J. Sage(8).........................     44,655       *            --          44,655       *
Scott C. Benger(9)........................     66,950         1.0%       --          66,950       *
John J. Dillon(10)........................      5,875       *            --           5,875       *
All directors and executive officers as a
  group (10 persons)(11)..................  1,731,793        24.6%      500,000   1,231,793        14.0%

------------------------

   * Less than 1%

 (1) Does not include 9,000 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998. Includes 20,000 shares held by the SCM Family Limited Partnership of which Mr. Miller and his wife are the sole general partners. In the event the Underwriters' over-allotment is exercised in full, Mr. Miller will sell an additional 45,000 shares and after the offering will beneficially own 580,000 shares (7.0%).

 (2) Includes 31,875 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998. Does not include 15,750 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998. In the event the Underwriters' over-allotment is exercised in full, Mr. Thorpe will sell an additional 30,000 shares and after the offering will beneficially own 238,519 shares (2.9%).

 (3) Includes 66,375 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 275,625 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (4) Includes 23,063 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 19,687 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (5) Includes 13,500 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 15,750 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (6) Includes 54,002 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 15,750 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (7) Includes 41,154 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 15,750 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (8) Includes 44,655 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 104,655 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (9) Includes 64,250 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 115,750 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (10) Includes 5,875 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 70,875 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

 (11) Includes 344,749 shares of Common Stock underlying options which are exercisable within 60 days of June 26, 1998; does not include 658,592 shares of Common Stock underlying options which are not exercisable within 60 days of June 26, 1998.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, there will be 8,437,327 shares of Common Stock outstanding. Of these shares, 7,196,116 will be freely tradeable without restriction. On June 27, 1999 and June 27, 2000, an aggregate of 238,743 and 115,424 shares, respectively, will become eligible for sale in the public market upon the expiration of certain lock-up agreements entered into in connection with the Cartotech acquisition. In addition, the holders of an aggregate of 887,044 shares of Common Stock have agreed, pursuant to certain lock-up agreements entered into in connection with this offering, not to offer or sell any shares of Common Stock of the Company for a period of 90 days following the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities LLC. Upon the expiration of these lock-up agreements with NationsBanc Montgomery Securities LLC and subject in each case to provisions of Rule 144 under the Securities Act, (i) 262,044 of these shares will be eligible for sale in the public market, and (ii) the remaining 625,000 shares will be eligible for sale on July 2, 1999 upon the expiration of a lock-up agreement entered into in connection with the MSE acquisition. Holders of approximately 863,743 shares of "Restricted Securities " (as such term is defined in the Securities Act) are entitled to certain incidental and demand registration rights with respect to registration of such shares for offer or sale to the public. To the extent that such registration rights are exercised, the number of shares freely tradeable in the public market will increase, which could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

    The Company has registered for issuance or resale the 2,878,000 shares of Common Stock reserved for issuance under the Company's stock option plans. As of May 31, 1998, options to purchase 1,744,000 shares had been granted and were outstanding under the Company's stock option plans, of which options to purchase 513,000 shares were currently exercisable. Options to purchase the remaining 1,231,000 shares become exercisable at varying times thereafter.

    In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned for at least one year shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in registered transactions, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the outstanding shares of the Common Stock (approximately 84,373 shares immediately after consummation of the offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.

    The Company has agreed with the Underwriters not to offer, sell or otherwise dispose of Common Stock or securities convertible into or exercisable or exchangeable for such shares for a period of 90 days after the offering without the prior written consent of NationsBanc Montgomery Securities LLC, except that the Company may grant options or issue stock upon exercise of new or outstanding options pursuant to its stock option plans without such consent.

                                  UNDERWRITING

    NationsBanc Montgomery Securities LLC and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), (collectively, the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares of Common Stock, if any are purchased.

NationsBanc Montgomery Securities LLC............................
Dain Rauscher Wessels............................................

                                                                   ---------
    Total........................................................  2,250,000
                                                                   ---------
                                                                   ---------

    The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $
per share, and the Underwriters may allow, and such dealers may reallow, a
concession of not more than $      per share to certain other dealers. After
this offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Company and the Selling Shareholders have granted the Underwriters an option exercisable during the 30-day period after the date of this Prospectus to purchase up to a maximum of 337,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,250,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this overallotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table.

    The Company, the Selling Shareholders and the Company's directors and executive officers have agreed that, until 90 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, except that the Company, without such consent, may grant options or issue stock upon exercise of new or outstanding options pursuant to the Company's stock option plans.

    The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discourages resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Underwriters have advised the Company that the Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with rules promulgated by the Commission. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Underwriters and dealers are not required to engage in passive market making and may discontinue such activities at any time.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Sherman & Howard L.L.C., Denver, Colorado. Certain legal matters relating to this offering will be passed upon for the Selling Shareholders by Locke Reynolds Boyd & Weisell, Indianapolis, Indiana. Certain legal matters relating to this offering will be passed upon for the Underwriters by Summit Law Group, PLLC, Seattle, Washington.

                                    EXPERTS

    The consolidated financial statements of the Company and its subsidiaries as of September 30, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, its exhibits and schedules and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth

Street, N.W., Washington, D.C. 20549, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants who file with the Commission and certain of the Company's filings are available at such web site (http://www.sec.gov). In addition, the Common Stock is quoted on the Nasdaq National Market and such information can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, referred to in this Prospectus as the "Registration Statement") filed by the Company under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Any statements contained in this Prospectus concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 0-13111) are incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the year ended September 30, 1997; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997 and March 31, 1998; (c) the Company's Current Reports on Form 8-K dated July 2, 1997, as amended, and June 26, 1998; (d) the description of the Company's Common Stock contained in a registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description; and
(e) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under
Section 10(a) of the Securities Act also will be provided without charge to each such person, upon written or oral request. Requests for the foregoing materials should be made to the Corporate Secretary, 941 North Meridian Street, Indianapolis, Indiana 46204, telephone number: (317) 634-1000.

                            ANALYTICAL SURVEYS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................     F-2

Financial Statements:

  Consolidated Balance Sheets..............................................................................     F-3

  Consolidated Statements of Operations....................................................................     F-4

  Consolidated Statements of Stockholders' Equity..........................................................     F-5

  Consolidated Statements of Cash Flows....................................................................     F-6

  Notes to Consolidated Financial Statements...............................................................     F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Analytical Surveys, Inc.:

    We have audited the accompanying consolidated balance sheets of Analytical Surveys, Inc. and subsidiaries as of September 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Analytical Surveys, Inc. and subsidiaries as of September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Denver, Colorado

October 31, 1997

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

           SEPTEMBER 30, 1996 AND 1997 AND MARCH 31, 1998 (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                    SEPTEMBER 30,
                                                                                 --------------------   MARCH 31,
                                                                                   1996       1997        1998
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
                                           ASSETS (note 4)
Current assets:
  Cash.........................................................................  $   1,022  $   1,559   $   1,040
  Accounts receivable, net of allowance for doubtful accounts of $164 and $60
    in 1997 and 1996, respectively (notes 3 and 10)............................      5,781      8,991      10,745
  Revenue in excess of billings (note 3).......................................      9,329     21,613      32,631
  Deferred income taxes (note 6)...............................................        105        136         308
  Prepaid expenses and other...................................................        215        545       1,733
                                                                                 ---------  ---------  -----------
    Total current assets.......................................................     16,452     32,844      46,457
                                                                                 ---------  ---------  -----------
Equipment and leasehold improvements, at cost:
  Equipment....................................................................      7,544      7,983       9,468
  Furniture and fixtures.......................................................        957      1,151       1,380
  Leasehold improvements.......................................................        162        499         508
                                                                                 ---------  ---------  -----------
                                                                                     8,663      9,633      11,356
  Less accumulated depreciation and amortization...............................     (6,049)    (5,483)     (6,204)
                                                                                 ---------  ---------  -----------
                                                                                     2,614      4,150       5,152
                                                                                 ---------  ---------  -----------
Deferred income taxes..........................................................     --             41         131
Goodwill, net of accumulated amortization of $368 and $141 in 1997 and 1996,
  respectively (note 2)........................................................      2,881     12,353      11,922
Other assets, net of accumulated amortization of $130 in 1997..................         41        758         497
                                                                                 ---------  ---------  -----------
    Total assets...............................................................  $  21,988  $  50,146   $  64,159
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Lines-of-credit with banks (note 4)..........................................  $     500  $   1,473   $   5,990
  Current portion of long-term debt (note 4)...................................      1,247      3,051       3,251
  Billings in excess of revenue (note 3).......................................      1,091        789       1,411
  Accounts payable and other accrued liabilities...............................      2,288      3,693       5,919
  Accrued payroll and related benefits.........................................      1,340      2,753       2,873
                                                                                 ---------  ---------  -----------
    Total current liabilities..................................................      6,466     11,759      19,444
                                                                                 ---------  ---------  -----------
Long-term debt, less current portion (note 4)..................................      4,528     14,145      13,439
Deferred compensation payable..................................................         68        411         299
                                                                                 ---------  ---------  -----------
    Total liabilities..........................................................     11,062     26,315      33,182
                                                                                 ---------  ---------  -----------
Stockholders' equity (note 7):
  Preferred stock, no par value. Authorized 2,500 shares; none issued or
    outstanding................................................................     --         --          --
  Common stock, no par value. Authorized 100,000 shares; 6,114 and 4,887 shares
    issued and outstanding in 1997 and 1996, respectively......................      5,695     15,269      19,058
Retained earnings..............................................................      5,231      8,562      11,919
                                                                                 ---------  ---------  -----------
    Total stockholders' equity.................................................     10,926     23,831      30,977
                                                                                 ---------  ---------  -----------
Commitments and contingencies (notes 5 and 7)
    Total liabilities and stockholders' equity.................................  $  21,988  $  50,146   $  64,159
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

            AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                                       -------------------------------  --------------------
                                                         1995       1996       1997       1997       1998
                                                       ---------  ---------  ---------  ---------  ---------
                                                                                            (UNAUDITED)
Sales................................................  $  13,538  $  22,669  $  40,799  $  16,160  $  37,353
                                                       ---------  ---------  ---------  ---------  ---------
Costs and expenses:
  Salaries, wages and related benefits...............      5,247     10,501     19,792      7,587     18,405
  Subcontractor costs................................      3,244      3,898      5,899      3,028      4,345
  Other general and administrative...................      2,243      3,681      7,115      2,601      6,601
  Depreciation and amortization......................        785      1,184      1,780        653      1,608
                                                       ---------  ---------  ---------  ---------  ---------
                                                          11,519     19,264     34,586     13,869     30,959
                                                       ---------  ---------  ---------  ---------  ---------
    Earnings from operations.........................      2,019      3,405      6,213      2,291      6,394
Other income (expense):

  Interest expense, net..............................       (119)      (351)      (772)      (260)      (884)
  Other..............................................     --             12          2          1         31
                                                       ---------  ---------  ---------  ---------  ---------
                                                            (119)      (339)      (770)      (259)      (853)
                                                       ---------  ---------  ---------  ---------  ---------
    Earnings before income taxes.....................      1,900      3,066      5,443      2,032      5,541

Income tax expense (note 6)..........................        716      1,153      2,112        777      2,184
                                                       ---------  ---------  ---------  ---------  ---------
    Net earnings.....................................  $   1,184  $   1,913  $   3,331  $   1,255  $   3,357
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
Earnings per common share:
  Basic..............................................  $     .29  $     .41  $     .64  $     .25  $     .54
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
  Diluted............................................  $     .27  $     .38  $     .60  $     .24  $     .50
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
Weighted average common shares outstanding:
  Basic..............................................      4,035      4,659      5,244      4,923      6,163
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------
  Diluted............................................      4,408      5,033      5,562      5,226      6,671
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

                AND SIX MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

                                 (IN THOUSANDS)

                                                                               COMMON STOCK
                                                                          ----------------------  RETAINED
                                                                            SHARES      AMOUNT    EARNINGS     TOTAL
                                                                          -----------  ---------  ---------  ---------
BALANCES AT OCTOBER 1, 1994.............................................       3,835   $   2,462  $   2,134  $   4,596
Exercise of stock options...............................................         447         562     --            562
Tax benefit relating to exercise of stock options.......................      --             437     --            437
Purchase and retirement of common stock.................................         (35)       (125)    --           (125)
Net earnings............................................................      --          --          1,184      1,184
                                                                               -----   ---------  ---------  ---------

BALANCES AT SEPTEMBER 30, 1995..........................................       4,247       3,336      3,318      6,654
Common stock issued in connection with business combination (note 2)....         345         891     --            891
Exercise of stock options...............................................         295         583     --            583
Tax benefit relating to exercise of stock options.......................      --             885     --            885
Net earnings............................................................      --          --          1,913      1,913
                                                                               -----   ---------  ---------  ---------

BALANCES AT SEPTEMBER 30, 1996..........................................       4,887       5,695      5,231     10,926
Common stock issued in connection with business combination (note 2)....         925       7,313     --          7,313
Exercise of stock options...............................................         302         954     --            954
Tax benefit relating to exercise of stock options.......................      --           1,307     --          1,307
Net earnings............................................................      --          --          3,331      3,331
                                                                               -----   ---------  ---------  ---------
BALANCES AT SEPTEMBER 30, 1997..........................................       6,114      15,269      8,562     23,831
Exercise of common stock options........................................         199       1,280     --          1,280
Tax benefit relating to exercise of stock options.......................      --           2,509     --          2,509
Net earnings............................................................      --          --          3,357      3,357
                                                                               -----   ---------  ---------  ---------
BALANCES AT MARCH 31, 1998 (unaudited)..................................       6,313   $  19,058  $  11,919  $  30,977
                                                                               -----   ---------  ---------  ---------
                                                                               -----   ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

            AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                                YEAR ENDED SEPTEMBER 30,            MARCH 31,
                                                            --------------------------------  ---------------------
                                                              1995       1996        1997       1997        1998
                                                            ---------  ---------  ----------  ---------  ----------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net earnings............................................  $   1,184  $   1,913  $    3,331  $   1,255  $    3,357
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization.........................        785      1,184       1,780        653       1,608
    Gain on sale of assets................................     --            (12)         (2)        (3)        (15)
    Deferred income tax benefit...........................       (108)      (163)        (55)       (13)       (346)
    Tax benefit relating to exercise of stock options.....        437        885       1,307        713       2,509
    Changes in operating assets and liabilities, net of
      effect of business combinations:
      Accounts receivable, net............................     (1,226)      (481)        951       (154)     (1,754)
      Revenue in excess of billings.......................       (717)    (2,820)     (4,746)        10     (11,018)
      Prepaid expenses and other..........................        (67)       (18)          9       (781)     (1,104)
      Billings in excess of revenue.......................       (243)       163        (302)      (170)        622
      Accounts payable and other accrued liabilities......        466         (9)       (111)       721       2,227
      Accrued payroll and related benefits................         83        130         555       (107)          7
                                                            ---------  ---------  ----------  ---------  ----------
        Net cash provided by operating activities.........        594        772       2,717      2,124      (3,907)
                                                            ---------  ---------  ----------  ---------  ----------
Cash flows from investing activities:
    Purchase of equipment and leasehold improvements......       (704)      (919)     (1,596)      (495)     (1,924)
    Proceeds from sale of equipment.......................     --             12         159        157          21
    Payments for net assets acquired in business
      combinations, net of cash acquired..................     --         (5,541)    (11,092)    --          --
                                                            ---------  ---------  ----------  ---------  ----------
        Net cash used by investing activities.............       (704)    (6,448)    (12,529)      (338)     (1,903)
                                                            ---------  ---------  ----------  ---------  ----------
Cash flows from financing activities:
    Net borrowings (payments) under lines-of-credit with
      bank................................................     --            500      (2,027)      (500)      4,517
    Proceeds from issuance of long-term debt..............        521      5,765      12,714        214       1,000
    Principal payments on long-term debt..................       (735)      (815)     (1,292)      (630)     (1,506)
    Proceeds from exercise of stock options...............        562        583         954     --          --
    Purchase and retirement of common shares..............       (125)    --          --            458       1,280
                                                            ---------  ---------  ----------  ---------  ----------
        Net cash provided by financing activities.........        223      6,033      10,349       (458)      5,291
                                                            ---------  ---------  ----------  ---------  ----------
        Net increase in cash..............................        113        357         537      1,328        (519)
Cash at beginning of year.................................        552        665       1,022      1,022       1,559
                                                            ---------  ---------  ----------  ---------  ----------
Cash at end of year.......................................  $     665  $   1,022  $    1,559  $   2,350  $    1,040
                                                            ---------  ---------  ----------  ---------  ----------
                                                            ---------  ---------  ----------  ---------  ----------
Supplemental disclosures of cash flow information:
    Cash paid for interest................................  $     112  $     344  $      815  $     260  $      886
                                                            ---------  ---------  ----------  ---------  ----------
                                                            ---------  ---------  ----------  ---------  ----------
    Cash paid for income taxes............................  $     765  $     376  $      888  $     738  $    1,042
                                                            ---------  ---------  ----------  ---------  ----------
                                                            ---------  ---------  ----------  ---------  ----------
Common stock issued for net assets acquired in business
  combinations............................................  $  --      $     891  $    7,313  $  --      $   --
                                                            ---------  ---------  ----------  ---------  ----------
                                                            ---------  ---------  ----------  ---------  ----------

          See accompanying notes to consolidated financial statements.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BUSINESS AND BASIS OF FINANCIAL STATEMENT PRESENTATION

    Analytical Surveys, Inc. (ASI or the Company) is a Colorado corporation formed in 1981. ASI's primary business is the production of precision computerized maps and information files used in Geographic Information Systems
(GIS). Federal, state and local government agencies and commercial companies use GIS to manage information relating to utilities, natural resources, streets, land use and property taxation.

    The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    Unaudited interim financial information as of March 31, 1998 and for the six months ended March 31, 1997 and 1998 has been prepared by the Company on a basis consistent with the annual financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The results of operations for the six months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year.

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (B) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

                                                                3 to 10
Equipment.....................................................  years
                                                                5 to 10
Furniture and fixtures........................................  years
                                                                5 to 10
Leasehold improvements........................................  years

    Maintenance, repairs and renewals which do not add to the value of an asset or extend its useful life are charged to expense as incurred.

    (C) REVENUE RECOGNITION

    The Company recognizes revenue using percentage of completion accounting based on the cost-to-cost method, whereby the percentage complete is based on costs incurred in relation to total estimated costs. Costs associated with obtaining contracts are expensed as incurred. The Company does not combine contracts for purposes of recognizing revenue and, generally, does not segment contracts.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Revenue in excess of billings represents revenue related to services completed but not billed. The Company bills customers based upon the terms included in the contract, which is generally upon delivery. When billed, such amounts are recorded as accounts receivable. Billings in excess of revenue represent billings in advance of services performed.

    The Company recognizes losses on contracts in the period such losses are determined. The Company does not believe warranty obligations on completed contracts are significant.

    (D) GOODWILL

    Goodwill represents the excess of the purchase price over net assets acquired in business combinations and is being amortized over a fifteen-year period using the straight-line method.

    (E) INCOME TAXES

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (F) STOCK-BASED COMPENSATION

    The Company accounts for its stock-based employee compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (APB 25). The Company has provided pro forma disclosures of net income as if the fair value based method of accounting for the plans, as prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), had been applied. Pro forma disclosures include the effects of employee stock options granted during the years ended September 30, 1997 and 1996.

    (G) IMPAIRMENT OF LONG-LIVED ASSETS

    Effective October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121) which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to be generated by an asset are less than its carrying value. Measurement of the impairment loss is based on the fair value of the asset, which is generally determined using valuation

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) techniques such as the discounted present value of expected future cash flows or independent appraisal. The adoption of SFAS 121 on October 1, 1996 had no effect on the consolidated financial statements of the Company.

    (H) RESEARCH AND DEVELOPMENT COSTS

    The Company expenses research and development costs as they are incurred. Research and development costs, which are included in general and administrative expenses in the consolidated statements of operations, totaled $274,905, $283,872 and $347,321 for the years ended September 30, 1997, 1996 and 1995, respectively.

    (I) EARNINGS PER SHARE

    Earnings per share has been presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS
128). SFAS 128 requires the presentation of basic earnings per share (EPS) and diluted EPS. Basic EPS excludes dilution for potential common stock and is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. The Company's diluted EPS for prior periods was the same as primary EPS previously reported while the Company's basic EPS is greater than the primary EPS previously reported.

    (J) FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments at September 30, 1997 and 1996 approximate estimated fair values. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying amounts of debt approximate fair value due to the variable nature of the interest rates of these instruments.

    (K) RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1997 presentation.

(2) BUSINESS COMBINATIONS

    In July 1997, the Company acquired all of the issued and outstanding common stock of MSE Corporation for cash of $12,500,000 and 925,000 shares of restricted common stock valued at $7,313,000, for total consideration of $19,813,000.

    In July 1996, the Company, through its wholly owned subsidiary, ASI Landmark, Inc., acquired substantially all of the assets and assumed certain liabilities of Westinghouse Landmark GIS, Inc. which

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(2) BUSINESS COMBINATIONS (CONTINUED)
provides photogrammetric mapping and data conversion services to the municipal and county markets for cash of $1,992,598.

    In December 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Intelligraphics, Inc. which provides data conversion services primarily to the utilities market, for $3,548,019 cash and 345,000 shares of restricted common stock valued at $891,250, for total consideration of $4,439,269.

    All of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the accompanying consolidated financial statements include the results of operations of the acquired businesses since the date of acquisition. The aggregate purchase prices of the acquisitions were allocated based on fair values as follows (amounts in thousands):

                                                                           YEAR ENDED SEPTEMBER
                                                                                   30,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Current Assets...........................................................  $   4,286  $  13,463
Equipment................................................................      1,245      1,500
Other assets, including Goodwill.........................................      3,022     10,996
Current liabilities......................................................     (2,121)    (5,526)
Non-current liabilities..................................................     --           (620)
                                                                           ---------  ---------
                                                                           $   6,432  $  19,813
                                                                           ---------  ---------
                                                                           ---------  ---------

    The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions of MSE Corporation, Intelligraphics, Inc. and Westinghouse Landmark GIS, Inc. had occurred on October 1, 1995 (in thousands, except per share amounts):

                                                                          YEAR ENDED SEPTEMBER
                                                                                  30,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------
Sales...................................................................  $  50,256  $  58,861
                                                                          ---------  ---------
                                                                          ---------  ---------
Net earnings............................................................  $   1,044  $   4,342
                                                                          ---------  ---------
                                                                          ---------  ---------
Earnings per share......................................................  $     .18  $     .69
                                                                          ---------  ---------
                                                                          ---------  ---------

    The pro forma information is based on historical results and does not necessarily reflect the actual operating results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprises.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(3) ACCOUNTS RECEIVABLE, REVENUE IN EXCESS OF BILLINGS AND BILLINGS IN EXCESS OF REVENUE

    At September 30, 1997, and March 31, 1998, the estimated period to complete contracts in process ranges from one to forty-eight months, and the Company expects to collect substantially all related accounts receivable and revenue in excess of billings within one year.

    Contracts in process at September 30, 1996 and 1997 and March 31, 1998 (unaudited) are summarized as follows (in thousands):

                                                               SEPTEMBER 30,       MARCH 31,
                                                           ---------------------  -----------
                                                             1996        1997        1998
                                                           ---------  ----------  -----------
                                                                                  (UNAUDITED)
Costs incurred on uncompleted contracts..................  $  39,007  $   73,344   $  71,339
Estimated earnings.......................................     19,464      30,911      30,982
                                                           ---------  ----------  -----------
                                                              58,471     104,255     102,321
Less billings to date....................................    (50,233)    (83,431)     71,101
                                                           ---------  ----------  -----------
                                                           $   8,238  $   20,824   $  31,220
                                                           ---------  ----------  -----------
                                                           ---------  ----------  -----------
Included in the accompanying balance sheets as follows:
  Revenue in excess of billings..........................  $   9,329  $   21,613   $  32,631
  Billings in excess of revenue..........................     (1,091)       (789)     (1,411)
                                                           ---------  ----------  -----------
                                                           $   8,238  $   20,824   $  31,220
                                                           ---------  ----------  -----------
                                                           ---------  ----------  -----------

(4) DEBT

    The Company had two revolving lines-of-credit with banks which provided for total borrowings of $4,850,000, expiring in February 1999, and bore interest at 0.25% over the prime rate (8.75% at September 30, 1997) and the prime rate (8.50% at September 30, 1997). The lines-of-credit were collateralized by substantially all of the assets of the Company. Borrowings of $500,000, $1,473,000 and $5,990,000 were outstanding under the lines-of-credit as of September 30, 1996 and 1997 and March 31, 1998, respectively.

    In February 1997 the Company entered into an additional $1,000,000 revolving line-of-credit with a bank bearing interest at 8.25%. The line-of-credit is collateralized by all equipment and general intangibles and expires February 2003. No borrowings were outstanding under the line-of-credit as of September 30, 1997 or March 31, 1998.

    On June 3, 1998, the Company replaced its existing lines-of-credit with a three-year $11,000,000 secured line of credit and a $10,000,000 line of credit for acquisitions (which is due in quarterly installments over a five-year period), and the Company refinanced $16,000,000 of term debt. Borrowings under the new credit facilities bear interest at either the prime rate or LIBOR plus 1.25% to 2.25%.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(4) DEBT (CONTINUED)
    Long-term debt consists of the following at September 30, 1996 and 1997 and March 31, 1998 (unaudited):

                                                                SEPTEMBER 30,       MARCH 31,
                                                             --------------------  -----------
                                                               1996       1997        1998
                                                             ---------  ---------  -----------
                                                                                   (UNAUDITED)
                                                                      (IN THOUSANDS)
Note payable to a bank payable in monthly installments with
  interest at 8.09% through June 1998, and based on LIBOR
  or the prime rate plus applicable margins ranging from
  .25% to 2.5% thereafter (8.09% at September 30, 1997),
  final payment in June 2002, secured by substantially all
  assets of the Company(a).................................  $  --      $  12,109   $  11,328

Note payable to a bank payable in monthly installments
  ranging from $74,028 to $88,834 at .5% over the base rate
  (9% at September 30, 1997), final payment in November
  2001, secured by accounts receivable and
  work-in-process..........................................      4,962      4,117       3,635

Notes payable to a bank under a $1,250,000 equipment
  draw-down term loan, bearing interest at effective rates
  ranging from 8.15% to 11.83% at September 30, 1997,
  payable in monthly installments through August 1999,
  secured by certain equipment(a)..........................        810        595       1,417

Other......................................................          3        375         310
                                                             ---------  ---------  -----------

                                                                 5,775     17,196      16,690

    Less current portion...................................     (1,247)    (3,051)     (3,251)
                                                             ---------  ---------  -----------

                                                             $   4,528  $  14,145   $  13,439
                                                             ---------  ---------  -----------
                                                             ---------  ---------  -----------

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(4) DEBT (CONTINUED)
    Maturities of long-term debt as of September 30, 1997, are as follows (in thousands):

YEARS ENDING SEPTEMBER 30:
-------------------------------------------------------------------------
1998.....................................................................  $   3,051
1999.....................................................................      2,953
2000.....................................................................      3,189
2001.....................................................................      3,566
2002.....................................................................      4,437
                                                                           ---------
                                                                           $  17,196
                                                                           ---------
                                                                           ---------

    (a) These loan agreements contain restrictive covenants which require, among other things, the maintenance of certain financial ratios and include certain limitations on capital expenditures and dividend payments.

(5) LEASES

    The Company leases its facilities and certain equipment under operating leases. Amounts due under noncancelable operating leases with terms of one year or more at September 30, 1997 are as follows (in thousands):

YEARS ENDING SEPTEMBER 30:
-------------------------------------------------------------------------
1998.....................................................................  $   3,028
1999.....................................................................      2,550
2000.....................................................................      2,138
2001.....................................................................      1,703
2002.....................................................................      1,394
Thereafter...............................................................        791
                                                                           ---------
Total minimum operating lease payments...................................  $  11,604
                                                                           ---------
                                                                           ---------

    Rent expense totaled $302,303, $535,203 and $1,345,310 for the years ended September 30, 1995, 1996 and 1997, respectively.

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(6) INCOME TAXES

    Income tax expense (benefit) for the years ended September 30, 1996 and 1997 and the six months ended March 31, 1997 and 1998 (unaudited) is as follows (in thousands):

                                                                                 SIX MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                              -------------------------------  --------------------
                                                1995       1996       1997       1997       1998
                                              ---------  ---------  ---------  ---------  ---------
                                                                                   (UNAUDITED)
Current:
  Federal...................................  $     713  $   1,148  $   1,847  $     685  $   2,057
  State and local...........................        111        168        320        105        473
                                              ---------  ---------  ---------  ---------  ---------
                                                    824      1,316      2,167        790      2,530
                                              ---------  ---------  ---------  ---------  ---------
Deferred:
  Federal...................................        (94)      (141)       (42)       (11)      (269)
  State and local...........................        (14)       (22)       (13)        (2)       (77)
                                              ---------  ---------  ---------  ---------  ---------
                                                   (108)      (163)       (55)       (13)      (346)
                                              ---------  ---------  ---------  ---------  ---------
                                              $     716  $   1,153  $   2,112  $     777  $   2,184
                                              ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------

    The exercise of non-qualified stock options results in state and federal income tax deductions to the Company related to the difference between the market price at the date of exercise and the option exercise price. The benefit of such deductions is recorded as an increase to stockholders' equity and totaled $437,000, $885,000 and $1,307,000 in 1995, 1996 and 1997, and $713,000
and $2,509,000 for the six months ended March 31, 1997 and 1998 (unaudited), respectively.

    Actual income tax expense differs from the amount computed using the federal statutory rate of 34% for the years ended September 30, 1995, 1996 and 1997 and the six months ended March 31, 1997 and 1998 (unaudited) as follows (in thousands):

                                                                                SIX MONTHS ENDED
                                                YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                             -------------------------------  --------------------
                                               1995       1996       1997       1997       1998
                                             ---------  ---------  ---------  ---------  ---------
                                                                                  (UNAUDITED)
Computed "expected" income tax expense.....  $     646  $   1,042  $   1,851  $     691  $   1,884
State income taxes, net of federal tax
  effect...................................         63         96        203         76        293
Other......................................          7         15         58         10          7
                                             ---------  ---------  ---------  ---------  ---------
  Actual income tax expense................  $     716  $   1,153  $   2,112  $     777  $   2,184
                                             ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(6) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1996 and 1997 and March 31, 1998 (unaudited), are presented below (in thousands):

                                                                                        SEPTEMBER 30,        MARCH 31,
                                                                                     --------------------  -------------
                                                                                       1996       1997         1998
                                                                                     ---------  ---------  -------------
                                                                                                            (UNAUDITED)
Current deferred tax assets and liabilities:
  Accounts receivable, primarily due to allowance for doubtful accounts............  $      22  $      22    $      46
  Accrued liabilities, primarily due to accrued compensated absences for financial
    statement purposes.............................................................         99        143          234
  Prepaid expenses, primarily due to marketing commissions expensed for income tax
    purposes.......................................................................        (21)       (34)          23
  Other............................................................................          5          5            5
                                                                                     ---------  ---------        -----
    Total net current deferred tax asset...........................................  $     105  $     136    $     308
                                                                                     ---------  ---------        -----
                                                                                     ---------  ---------        -----
Noncurrent deferred tax assets and liabilities:
  Deferred compensation accrued for financial statement purposes only..............  $      24  $      24    $      20
  Equipment and leasehold improvements, primarily due to differences in
    depreciation...................................................................        (24)        17          111
                                                                                     ---------  ---------        -----
    Total net noncurrent deferred tax asset........................................  $  --      $      41    $     131
                                                                                     ---------  ---------        -----
                                                                                     ---------  ---------        -----

    Management believes that it is more likely than not that future operations will generate sufficient taxable income to realize the deferred tax assets.

(7) STOCKHOLDERS' EQUITY AND STOCK OPTIONS

    The Board of Directors may issue preferred stock with rates of dividends, voting rights, redemption prices, liquidation prices, liquidation premiums, conversion rights and other requirements without a vote of the shareholders.

    The Company currently has six nonqualified stock option plans under which the Board of Directors may grant options to purchase approximately 267,000 shares of the Company's common stock to officers, directors and key employees. The exercise price of the options is established by the Board of Directors on the date of grant. Employees may vest in their options either 100% on date of grant or 25% six months from date of grant and 25% on the anniversary of date of grant thereafter, as determined by the Board of Directors. The options are exercisable in whole or in part for a period of up to ten years from date of grant.

    As discussed in note 1, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, because the Company grants its options at or above market value at date of grant, no compensation cost has been recognized under the plans. Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value of options on the grant dates, consistent with the provisions of SFAS 123, the Company's 1996 and 1997 pro

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(7) STOCKHOLDERS' EQUITY AND STOCK OPTIONS (CONTINUED) forma net income and diluted earnings per share would have been approximately $1.8 million and $2.8 million and $.35 and $.50, respectively. The weighted average fair value of options granted during 1996 and 1997 was $4.99 and $5.49 per share, respectively. The weighted average remaining contractual life of all options at September 30, 1997 and March 31, 1998 was approximately three years.

    The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected dividends, expected life of the options of three years, 60% volatility and a risk-free interest rate of 6.00%.

    Stock option activity for the plans for the years ended September 30, 1995, 1996 and 1997 and the six months ended March 31, 1998 (unaudited) is summarized as follows (in thousands, except per share amounts):

                                                                                    WEIGHTED
                                                                                     AVERAGE
                                                                                    EXERCISE
                                                                      NUMBER OF       PRICE
                                                                       OPTIONS      PER SHARE
                                                                     -----------  -------------
BALANCES AT OCTOBER 1, 1994........................................       1,117     $    1.51
Granted............................................................         426          4.39
Exercised..........................................................        (447)         1.26
Canceled...........................................................         (29)         2.52
                                                                          -----
BALANCES AT SEPTEMBER 30, 1995.....................................       1,067          2.73
Granted............................................................         238         11.07
Exercised..........................................................        (295)         1.99
Canceled...........................................................         (21)         3.17
                                                                          -----
BALANCES AT SEPTEMBER 30, 1996.....................................         989          4.95
Granted............................................................         641         13.06
Exercised..........................................................        (302)         3.16
Canceled...........................................................         (40)        10.64
                                                                          -----
BALANCES AT SEPTEMBER 30, 1997.....................................       1,288          9.23
                                                                          -----
                                                                          -----
Exercised..........................................................        (199)         6.61
Issued.............................................................         410         45.88
                                                                          -----
BALANCES AT MARCH 31, 1998 (unaudited).............................       1,499         19.60
                                                                          -----
                                                                          -----
Options Exercisable at March 31, 1998 (unaudited)..................         361
                                                                          -----
                                                                          -----
Available for Grant at March 31, 1998 (unaudited)..................         400
                                                                          -----
                                                                          -----

(8) EMPLOYEE BENEFIT PLAN

    The Company sponsors a qualified tax deferred savings plan in accordance with the provisions of section 401(k) of the Internal Revenue Code. Employees may defer up to 15% of their compensation, subject to certain limitations. The Company matches 50% of the employee contributions up to 4% of their

                            ANALYTICAL SURVEYS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          SEPTEMBER 30, 1996 AND 1997

                         AND MARCH 31, 1998 (UNAUDITED)

(8) EMPLOYEE BENEFIT PLAN (CONTINUED)
compensation. The Company contributed $60,494, $65,756 and $185,602 to the plan in 1995, 1996 and 1997, respectively.

(9) MAJOR CUSTOMERS

    Sales to individual customers amounting to more than 10% of total sales were as follows:

YEAR ENDED SEPTEMBER 30:
-----------------------------------------------------------------
1995.............................................................      Customer A 12%
1996.............................................................      Customer B 10%

    There were no sales to individual customers amounting to more than 10% of total sales for the year ended September 30, 1997 or the six months ended March 31, 1997 and 1998.

(10) CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Financial Accounting Standards Board's Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, consist primarily of accounts receivable with the Company's various customers.

    Historically, the Company's customers have included cities, counties, engineering companies, utility companies and federal government agencies. Substantially more than 50% of revenues have historically been derived from state and local government contracts. In addition, a significant portion of the Company's revenues are generated from utility clients, both commercial and municipal.

    The Company's accounts receivable are due from a variety of organizations throughout the United States. The Company provides for uncollectible amounts upon recognition of revenue and when specific credit and collection issues arise. Management's estimates of uncollectible amounts have been adequate in prior years, and management believes that all significant credit and collection risks have been identified and adequately provided for at September 30, 1997 and March 31, 1998.

INSIDE BACK COVER

This page features a map of the United States. Miniature versions of ASI's corporate logo indicate locations of ASI's business units (Colorado Springs, CO; Cary, NC; Waukesha, WI; Indianapolis, IN; and San Antonio, TX). Dozens of yellow dots indicate the locations of ASI's current GIS customers/projects throughout the country.

Beneath the U.S. map, in text format, there is a listing of all of ASI's international GIS customers/projects.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                               -----------------

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................    3
RISK FACTORS..............................................................    6
USE OF PROCEEDS...........................................................   11
PRICE RANGE OF COMMON STOCK...............................................   11
CAPITALIZATION............................................................   12
DIVIDEND POLICY...........................................................   12
SELECTED CONSOLIDATED FINANCIAL DATA......................................   13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................   15
BUSINESS..................................................................   24
MANAGEMENT................................................................   35
PRINCIPAL AND SELLING SHAREHOLDERS........................................   37
SHARES ELIGIBLE FOR FUTURE SALE...........................................   39
UNDERWRITING..............................................................   40
LEGAL MATTERS.............................................................   41
EXPERTS...................................................................   41
AVAILABLE INFORMATION.....................................................   41
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   42
INDEX TO FINANCIAL STATEMENTS.............................................  F-1

                                2,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS
                                 --------------

                             NationsBanc Montgomery
                                 Securities LLC
                             Dain Rauscher Wessels
                    a division of Dain Rauscher Incorporated

                                           , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table. All of the amounts shown are estimates, except the fees to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Nasdaq National Market.

Securities and Exchange Commission registration fee...............  $  24,522
                                                                    ---------
National Association of Securities Dealers, Inc. filing fee.......      8,812
                                                                    ---------
Nasdaq National Market listing fees...............................     17,500
                                                                    ---------
Legal fees and expenses...........................................    175,000
                                                                    ---------
Accountants' fees and expenses....................................     65,000
                                                                    ---------
Printing expenses.................................................    150,000
                                                                    ---------
Transfer agent and registrar fees and expenses....................      3,000
                                                                    ---------
Miscellaneous.....................................................    156,166
                                                                    ---------
                                                                    ---------
      TOTAL.......................................................  $ 600,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 7-108-402 of the Colorado Business Corporation Act (the "Act") provides, generally, that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 7-108-403, or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective. The Company's articles of incorporation contain such a provision.

    Section 7-109-103 of the Act provides, that a corporation organized under Colorado law shall be required to indemnify a person who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a "Director") or officer of the corporation and who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation.

    Section 7-109-102 of the Act provides, generally, that a corporation may indemnify a person made a party to a Proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding. Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify an officer, employee, fiduciary, or agent who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

    In addition, the Company's articles of incorporation provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Colorado Corporation Code against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Paragraph (B) hereof with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company.

    The Company's articles require that the Company maintain insurance to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership. joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Act.

    The Company's articles of incorporation provide that the Company shall indemnify any director or officer, or former director or officer, or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock, or of which it is a creditor, and the personal representative of all such persons, against expenses actually and necessarily incurred by him in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be adjudged in such action, suit or proceedings, to be liable for negligence or misconduct in the performance of duty; but such indemnification shall not be deemed exclusive of any other rights to which such director or officer may be entitled, under any by-law, agreement vote of shareholders, or otherwise nor shall anything herein contained restrict the right of the corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Company, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment under this provision, or in refusing so to do, in reliance upon the advice of counsel.

ITEM 16. EXHIBITS.

        (a) Exhibits

      1.1  Form of Underwriting Agreement
      2.1  Specimen Stock Certificate
      5.1  Opinion of Sherman & Howard L.L.C.*
     23.1  Consent of KPMG Peat Marwick LLP
     23.2  Consent of Olive LLP
     23.3  Consent of Sherman & Howard L.L.C. (included in Exhibit 5)
     24.1  Power of Attorney (included on the signature page to the Registration Statement)

        (b) Financial Statement Schedules

           None

------------------------

*    to be filed by amendment

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on June 26, 1998.

                                ANALYTICAL SURVEYS, INC.

                                By:  /s/ SIDNEY V. CORDER
                                     -----------------------------------------
                                     Sidney V. Corder
                                     CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF
                                     EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby appoints Sidney V. Corder and Scott C. Benger, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
     /s/ SIDNEY V. CORDER         President and Chief
------------------------------    Executive Officer            June 26, 1998
       Sidney V. Corder           (PRINCIPAL EXECUTIVE
                                  OFFICER)

     /s/ SCOTT C. BENGER        Senior Vice President,
------------------------------    (PRINCIPAL FINANCIAL AND     June 26, 1998
       Scott C. Benger            ACCOUNTING OFFICER)

  /s/ WILLEM H. J. ANDERSEN
------------------------------  Director                       June 26, 1998
    Willem H. J. Andersen

------------------------------  Director                       June   , 1998
       Robert H. Keeley

------------------------------  Director                       June   , 1998
      Richard P. MacLeod

      /s/ SOL C. MILLER
------------------------------  Director                       June 26, 1998
        Sol C. Miller

      /s/ JAMES T. ROTHE
------------------------------  Director                       June 26, 1998
        James T. Rothe

------------------------------  Director                       June   , 1998
        John A. Thorpe

                               INDEX TO EXHIBITS

 EXHIBIT NO.
-------------
       1.1     Form of Underwriting Agreement

       2.1     Specimen Stock Certificate

       5.1     Opinion of Sherman & Howard L.L.C.*

      23.1     Consent of KPMG Peat Marwick LLP

      23.2     Consent of Olive LLP

      23.3     Consent of Sherman & Howard L.L.C. (included in Exhibit 5)

      24       Power of Attorney (included on the signature pages to the Registration Statement)

------------------------

*    to be filed by amendment